

CDI
SM
Corp.

1-5519



03055224



RECD S.E.C.
APR 1 1 2003
1086

AR/S

P.E.
12-31-02

The Value of Execution

Annual Report 2002

CDI Corp. (NYSE: CDI) is a professional services and outsourcing company with core operations in engineering, information technology and staffing.

CDI helps customers in targeted vertical markets achieve a faster and higher return on capital investment by providing high-value engineering and information technology solutions and specialized talent on demand. Our solutions provide them with the speed, skill and scale they need to focus more sharply on their core competencies, accelerate change and achieve profitable growth.

Index



Roger H. Ballou
President and CEO

Despite the inevitable uncertainty that accompanies change on a large scale, our employees rose to the occasion and delivered on every major promise we made to our shareholders a year ago.

Dear Shareholder:

A year ago, we articulated our plan for a fundamental restructuring of CDI and outlined the results we expected to achieve through those actions. We have executed our plan with discipline and precision, and the result is exactly what we foreshadowed on the cover of last year's annual report: a simpler, more profitable company focused on sustainable growth. Today, we are in a solid position to grow profitably and maximize shareholder value—with or without favorable economic conditions.

There has been a plethora of restructuring activity among Fortune 1000 companies over the past 18 months, much of it cost-cutting in response to the persistent gloom hovering over the global business community. In restructuring CDI, however, our aim was to do more than simply cut costs in the short term. We recognized the need to improve our business model and pare our cost structure back to a rational level, a level that would enable us to function efficiently while strengthening our competitive posture in the marketplace.

Along with streamlining our infrastructure, we outlined a growth strategy that focused on providing specialized, high-value solutions to customers in the most promising vertical markets. We shed accounts and lines of business that failed to measure up to our new financial criteria and began to exercise greater discipline and selectivity in pursuing new business that would move CDI up the "value chain" in the eyes of our customers and shareholders.

It was an ambitious agenda for a 12-month period, but we felt very strongly that we needed to take aggressive action to restore both CDI's profitability and the confidence of our shareholders. Despite the inevitable uncertainty that accompanies change on a large scale, our employees rose to the occasion and delivered on every major promise we made to our shareholders a year ago.

Here is our "report card" for the year 2002:

- We have reduced CDI's break-even level from approximately $1.4 billion (December 2001) to $850 million (as of December 2002). Our goal was to reduce break-even to under $1 billion.
- We effectively eliminated debt and ended 2002 with approximately $94 million in cash and highly liquid short-term investments on the balance sheet.
- By the end of 2002, as compared with the first quarter of 2001, we reduced our overall indirect expense run rate by more than $100 million.
- We increased our direct margin by 90 basis points year over year to 26.1 percent, in line with our goal.
- Our return on revenue improved 210 basis points to 2.4 percent on pre-tax profits (before charges).
- Our annualized return on assets increased by 860 basis points, to 10.1 percent. Our target for ROA is to achieve a pre-tax return of 20 percent or greater in 2004.

CDI has been viewed as a staffing company, but with our restructuring and paring of business lines, we now operate primarily as a professional services and outsourcing company.

Business Segment Discussion

CDI has been viewed as a staffing company, but with our restructuring and paring of business lines, we now operate primarily as a professional service and outsourcing company. CDI's new mission statement defines how our reorganized company now delivers value to customers and shareholders:

CDI helps customers in targeted vertical markets achieve a faster and higher return on capital investment by providing high-value engineering and information technology solutions and specialized talent on demand. Our solutions provide them with the speed, skill and scale they need to focus more sharply on their core competencies, accelerate change, and achieve profitable growth.

CDI does this through four business segments: CDI Professional Services, CDI Project Management, Management Recruiters International, and Todays Staffing. In 2002, each of these businesses was called upon to streamline operations and shift focus to higher-margin services and markets. Though some felt economic pressures more severely than others, each improved its profitability and made important progress toward CDI's growth objectives.

CDI's Value Continuum


Value
to
Client
Management
recruiting
Engineering /
IT outsourcing
Managed
staffing
IT
staffing
Technical
staffing
Administrative
staffing
Value
to
Shareholder

A core business that is gaining in importance for us is CDI Engineering Solutions, which we report as part of our Project Management segment (the other piece of Project Management being CDI Innovantage, our information technology solutions operation). Despite the challenges of a major reorganization, 2002 was an exciting year for CDI Engineering Solutions, whose operations are organized around the key vertical markets to which we offer high-value services: Aerospace Technologies, Biotech & Pharmaceutical, Chemical & Industrial, and Government Services. Under the leadership of its new president, Robert Giorgio, CDI Engineering Solutions announced approximately $143 million in new business wins on an annualized basis. Most importantly, these tend to be long-cycle contracts that, as the unit grows, should provide a significant offset to the economic cyclicality that affects more staffing oriented companies.

CDI Innovantage is also focused on high-value outsourced solutions, in the area of information technology. Although its revenues were flat in 2002, reflecting the softness in demand for information technology outsourcing, the division had commendable direct margin growth due to its concentration on longer-cycle business in high-growth sectors and a sharper focus on its core competency: infrastructure management.

CDI Professional Services, which offers information technology and technical staffing services and managed staffing solutions to customers in targeted vertical markets, completed its main restructuring activities in the first half of 2002. Led by President Charles Abadie, the unit organized around a new sales and service delivery model. Although its revenues in 2002 were affected by CDI's decision to exit low-margin business and the continuing softness in demand for information technology staffing, the unit improved its profitability due to a more advantageous mix of higher value business. It expects to gain revenue momentum in 2003 by expanding its high-margin product lines and improving the skill and effectiveness of its sales organization.

CDI reports results for AndersElite, our business based in the United Kingdom, as part of CDI Professional Services. A strong niche player in professional staffing for the building and construction industry, AndersElite experienced solid growth in 2002 even as its top leadership completed a planned transition from founder Phil Anders to the highly capable hands of its long-time managing director, Paul Metcalfe.

> Our goal is simple: to consistently demonstrate our ability to achieve profitable growth, no matter the external circumstances.

Management Recruiters International (MRI), a global franchise network and specialty staffing firm, is the world's largest executive search and recruitment organization. MRI experienced a steep revenue decline in 2002, as companies around the world continued to downsize or delay permanent hiring. The challenging economic conditions, however, served as a catalyst for refining the MRI business model. In the third quarter, MRI President Allen Salikof initiated a restructuring program, closing or selling company-owned permanent placement offices that operated in perceived competition with MRI franchisees to concentrate on improving its service to the franchise network. In addition to its franchise operations, MRI operates specialty staffing divisions focused on shorter-term executive assignments and temporary health care professionals. MRI's franchise network gives it an important competitive advantage: when the economy improves, its owner/operators will be poised to capitalize on the pent-up demand for hiring.

Todays Staffing, whose talent lines include administrative, legal and finance professionals, also saw significant change in 2002. Dirk Dent, whose career with CDI spans more than 20 years, was named president in September and immediately embarked on a plan to reorganize the business. In place of a large number of small offices in scattered geographies, the unit consolidated around a more sales-focused "cluster model," concentrating its resources in larger, higher profile offices in large metropolitan markets while at the same time significantly reducing its overhead cost structure. Todays is also adding value for its customers by expanding beyond temporary placement to include permanent placement and project business in core talent lines.

CDI's Corporate group worked alongside its business units to reduce the overhead burden on the business, improve efficiency, and leverage synergies across the enterprise. Corporate expenses decreased from $23.4 million in 2001 to $18 million in 2002. We continued to add discipline to our working capital management and other practices, resulting in excellent cash flow and a reduction in Days Sales Outstanding from 60 in 2001 to 58 in 2002.

The Task in 2003: Profitable Growth

The bottom line in 2002: CDI had a very successful year despite the harshest business conditions most of us have experienced. As I write this, however, we're well into 2003, and we face a more difficult task: creating shareholder value the old-fashioned way, by growing organically, and profitably.

At the beginning of 2002, we expressed our cautiously optimistic belief that the economy would begin to improve in the second half of the year. Instead, the economic uncertainty has been compounded by world events, and investors have been barraged with highly publicized accounts of corporate wrongdoing. Our response? We have made strategic investments to augment our senior financial team and enhance our financial and operational controls. We remain sharply focused on shareholder value and are committed to candor and transparency in our communications. What goes on around us is outside our sphere of influence, so we will remain focused on what we can control and continue to exercise caution in our planning, and execute with discipline and precision.

Our goal is simple: to consistently demonstrate our ability to achieve profitable growth, no matter the external circumstances. Our no-excuses growth plan is predicated on our belief that we have a rational, competitive business model thanks to the hard work we did in 2002. In 2003, we will focus on strengthening our sales force, creating a "culture of performance," and continuing to find ways to maximize value for our employees, customers and shareholders.

Thank you for your interest in CDI.

Sincerely,



Roger H. Ballou
President and Chief Executive Officer

The Values that Guide us

These are the core values that guide us in creating value for our shareholders and customers.

We strive to be:

▷ **Results Driven**
We measure our success by the value we deliver for our shareholders and customers.

▷ **Disciplined**
We hold one another and ourselves accountable for the highest standards of performance.

▷ **Collaborative**
We work with our colleagues and customers toward shared goals and mutual rewards in an environment of respect.

▷ **Candid**
We interact with our shareholders, our customers and one another in a candid and straightforward fashion.

▷ **Competitive**
We compete aggressively and win ethically.



CDI is a professional services and outsourcing company with four primary business segments: CDI Professional Services, CDI Project Management, Management Recruiters International, and Todays Staffing.

Mission

CDI helps customers in targeted vertical markets achieve a faster and higher return on capital investment by providing high-value engineering and information technology solutions and specialized talent on demand. Our solutions provide them with the speed, skill and scale they need to focus more sharply on their core competencies, accelerate change and achieve profitable growth.

Employees

Approximately 18,000 on staff and at client sites.

Customer Base

Government and Fortune 1000 customers in selected vertical markets, including aerospace, financial services, defense, information technology, chemical, industrial, biotech and pharmaceutical, and construction.

Market Scope

Based in Philadelphia, with an extensive network of offices in the United States, Canada and the United Kingdom, as well as operations and strategic alliances in Europe, Asia and Australia. In addition, the MRI franchise network extends to more than 25 countries around the world.

Business Segments

- CDI Professional Services
- CDI Project Management
- Management Recruiters International
- Todays Staffing

2002 Business Segment Revenue


13%
$149.4 million
7%
$85.9 million
27%
$311.3 million
53%
$622.9 million

2002 Business Segment Operating Profit
After Event-Driven and Restructuring Charges


6%
$1.5 million
28%
$6.9 million
28%
$6.9 million
38%
$9.4 million

2002 Business Segment Operating Profit
Before Restructuring and Event-Driven Charges


12%
$5.6 million
22%
$9.8 million
33%
$15.2 million
33%
$15 million

CDI had corporate expenses in 2002 of $18 million after event-driven and restructuring charges. Combined with the segments' data, CDI's operating profit was $6.7 million after restructuring and event-driven charges.

CDI Professional Services

CDI Professional Services offers information technology and technical staffing services and managed staffing solutions to customers in targeted vertical markets. Service delivery is tailored to client need and can range from staff augmentation and outsourcing services to "vendor-on-site," technology-enabled managed staffing programs. The unit employs some 7,000 highly skilled information technology professionals, engineers and designers, sourcing them from a network of more than 70 offices in the U.S., Canada and Europe. AndersElite, based in the United Kingdom, reports results as part of CDI Professional Services. AndersElite is a strong niche player in professional staffing for the construction industry in the U.K. It also has operations in Australia. The segment's key initiatives in 2003 are to expand its offerings to grow high-margin business in targeted vertical markets, increase its global footprint by leveraging existing business in Europe and expanding AndersElite operations in Australia, and to lead the industry in effectiveness and efficiency of placements.


CDI
Professional
Services

ANDERS elite
A CDI Company

CDI Project Management

CDI Project Management, which comprises CDI Engineering Solutions and CDI Innovantage, provides engineering and information technology solutions to government and Fortune 1000 clients in high technology and capital intensive vertical markets. CDI Engineering Solutions is divided into four operations focused around the key vertical markets to which it offers high-value services: Aerospace Technologies, Biotech & Pharmaceutical, Chemical & Industrial, and Government Services. It employs more than 3,500 engineers, designers and technicians who work on projects of varying size and complexity at full-service engineering offices in the U.S., Canada, the United Kingdom and at customer sites worldwide. Strategic partnerships in Europe and the Far East further enhance CDI Engineering Solutions' global reach. CDI Innovantage delivers information technology outsource services such as infrastructure management, enterprise support services and technology advisory services that enable clients to focus their resources on core business objectives. In 2003, CDI Engineering Solutions will seek to increase its mix of long-cycle projects and alliance contracting, selectively expand its product lines by offering high-value, life-cycle specialized services; and focus on higher margin, larger engineering projects. CDI Innovantage will focus on increasing its mix of business from multi-year annuity contracts, selectively develop new sector-specific products, and expand wholesale services within the alliance/partner channel by providing outsource services as a vendor to the primary IT outsource providers.


CDI
Engineering
Solutions

CDI
Innovantage

Management Recruiters International

Management Recruiters International (MRI), a global franchise network and specialty staffing firm, is the world's largest search and recruitment organization, with approximately 1,145 offices worldwide. MRI provides a full range of search and mid-level and senior-level recruitment services, from single searches for a key manager to major programs involving hundreds of assignments for a single client. MRI's franchise network specializes in mid-level permanent placement. Its specialty staffing operations include Banister International, focusing on C-suite-level permanent placement; InterExec, focusing on temporary executive level placement; and, MedLogix, specializing in temporary placement of healthcare professionals. MRI's key initiatives in 2003 are to enhance services to the franchise network, grow its specialty staffing business, and develop national sales channels to capture single-source client projects.


MRI
A CDI Company

Todays Staffing

Todays Staffing provides temporary and permanent placement of administrative, legal and financial professionals, as well as project-based assignments in its core talent lines. Divisions include Todays Office Staffing, specializing in administrative office support; Todays Legal Staffing, specializing in full service professional and administrative legal staffing; and, in Canada, Todays Staffing Ltd., specializing in administrative office and light industrial staffing. Todays operates more than 95 offices throughout the United States and Canada. In 2003, Todays Staffing will continue to improve the efficiency and effectiveness of its cluster business model and implement it within larger metropolitan markets, add new talent lines in growing vertical markets, and refine its sales processes and approach to market.


TODAYS
STAFFING
A CDI Company

Financial Highlights

Years ended December 31
(In thousands, except per share data and ratios)

	2002	2001	2000
Revenue	**$ 1,169,475**	1,458,592	1,675,455
Year-to-Year Growth	**(20%)**	(13%)	8%
Operating Profit (Loss)	**$ 6,701**	(23,027)	53,339
% of Revenue	**0.6%**	(1.6%)	3.2%
Earnings (Loss):			
Continuing	**$ 4,082**	(16,704)	28,811
Net (c)	**$ (9,359)**	(15,610)	33,003
Earnings (Loss) Per Share Diluted:			
Continuing	**$ 0.21**	(0.88)	1.51
Net	**$ (0.48)**	(0.82)	1.73
Shareholders Equity	**$ 307,801**	310,650	325,795
Per Share	**$ 15.90**	16.24	17.09
Return on Equity (a)	**1%**	(5%)	9%
Leverage (b)	**0.2%**	2%	13%
Shares Outstanding	**19,355**	19,128	19,065

(a) Continuing earnings (loss) divided by average equity.
(b) Debt to total capital.
(c) After discontinued operations and effect of accounting change.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark one)

(**X**) Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

or

( ) Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________

Commission file number 1-5519


CDI Corp.
(Exact name of Registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768
(Address of principal executive offices) *(Zip Code)*

23-2394430
(I.R.S. Employer Identification Number)

(215) 569-2200
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:

Common stock, $.10 par value
(Title of each class)

New York Stock Exchange
(Name of exchange on which registered)

Indicate whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES __X__ NO ______

Indicate if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ______

Indicate whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES __X__ NO ______

The aggregate market value as of the last business day of the Registrant's most recently completed second fiscal quarter of voting stock of the Registrant held by shareholders other than executive officers, directors or known beneficial owners of 10% or more of such stock of the Registrant was:

Common stock, $.10 par value	$386,824,949
Class B common stock, $.10 par value	Not applicable

The outstanding shares of each of the Registrant's classes of common stock as of February 17, 2003 were:

Common stock, $.10 par value	19,358,844 shares
Class B common stock, $.10 par value	None

Documents Incorporated by Reference
Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission for the Registrant's 2003 Annual Meeting are incorporated by reference in Part III.

Table of Contents

Item 1. **Business**

The Company

Overview

CDI Corp. (the "Company" or "CDI") is a professional services and outsourcing company, with core competencies in engineering and information technology (staffing and outsourcing) and related technical staffing, permanent placement, and specialized and administrative staffing. The Company's principal executive offices are located in Philadelphia, Pennsylvania. CDI concentrates its market focus on several vertical sectors, including aerospace, financial services, construction, pharmaceutical/biotech, petrochemicals, government and computer services and derives the majority of its revenues from Fortune 1000 companies serviced primarily in the United States. There was no single customer from whom the Company derived 10% or more of its consolidated revenues, during 2002, 2001 or 2000. All of the Company's segments operate in highly-competitive multi-billion dollar markets with no single market being dominant.

In the fourth quarter of 2001, the Company announced a multi-phased plan to restructure and reorganize its operations and systems and support infrastructure. Key elements of this "Plan of Restructure" included:

- Reducing staff headcount by approximately 33 percent and operating offices by approximately 25 percent;
- Reorganizing the remaining business into four operating segments: Professional Services ("PS"), Project Management ("PM"), Management Recruiters International ("MRI") and Todays Staffing ("Todays");
- Exiting under-performing contracts and businesses;
- Streamlining and simplifying core information systems; and
- Consolidating and relocating back-office services.

The ability to recruit talent is a core competency for the Company. In every segment of the Company, personnel are recruited by the Company and assigned to work for customers at either customer locations or in the Company's own offices. Such recruited personnel are employees of CDI. In some cases, the Company may assume risk with respect to the performance of its services and the acceptability of its employees to its customers.

In certain cases, particularly in the PS segment, the services of personnel ("supplier associates employees") supplied by other staffing companies or contractors ("supplier associates") are used to fulfill customer contract requirements. In these cases, the Company receives an administrative fee for arranging for, billing for and collecting the billings related to the supplier associates. Typically, the customer is responsible for assessing the work of the supplier associates who have the responsibility for the performance acceptability of their personnel to the customer.

In the PM segment, the Company recruits and hires engineering, information technology and other technical professionals to work on a project basis either on-site at customer locations or in CDI's own offices. Such recruited personnel are employees of the Company. This segment also performs outsourcing particularly with respect to customers' internal systems operations. In this segment, the Company may assume risk with respect to the performance of its services. The Company may also assume responsibility for the quality of the project or deliverable and the terms, particularly the cost and length of time, under which the Company agrees to deliver the project.

MRI is in the business of providing permanent placement services through a network of approximately 1,145 franchised offices throughout the world. MRI also provides specialized staffing services primarily focused on shorter term middle-management executive assignments through its franchise network and Company-owned offices and temporary health care professionals through its Company-owned offices. This operating segment derives its revenue from initial franchise fees, continuing franchise royalties, placement fees and specialized staffing services.

Todays primarily provides temporary, administrative and office support staff, as well as legal and finance professionals. The segment recruits and hires employees and provides these personnel to the customer on a contract or project basis. In managed staffing, the segment not only provides the employees but also manages the customer's entire contract staffing needs in identified areas.

CDI's staffing services are designed to help customers meet a variety of needs in a flexible, efficient, and cost-effective manner. Typically, the demand for CDI's staffing services is driven by one or a combination of the following customer needs: to acquire staff quickly, efficiently, and often in large volumes; to acquire special skills and talent; and to reduce costs while improving efficiency by outsourcing certain human resources functions.

CDI's project management and outsourcing services are designed to give customers a strategic advantage by enabling them to outsource whole projects or functions that are essential but not necessarily core to the customers' business. By outsourcing these projects or functions, customers can deploy capital more efficiently; achieve cost savings and enhance their return on capital investment; accelerate expansion; react more quickly to change and opportunity; maintain stability in their workforce while preserving the ability to scale up to meet increases in demand; and benefit from the talents of highly specialized, skilled and experienced professionals without carrying them as permanent staff.

For financial information about geographic areas, see Note 17 – Operating Segments to the Company's consolidated financial statements.

Operating Segments

The following table sets forth (in thousands) the revenues and pre-tax earnings from continuing operations of the operating segments of the Registrant and its consolidated subsidiaries during the years indicated and the assets attributable to each segment as of the end of each year.

	Years ended December 31,		
	2002	2001	2000
Revenues:			
Professional Services	**$ 622,931**	809,549	911,775
Project Management	**311,256**	352,210	388,020
Management Recruiters	**85,901**	103,167	136,752
Todays Staffing	**149,387**	193,666	238,908
	$ 1,169,475	1,458,592	1,675,455
Earnings (loss) from continuing operations before income taxes, minority interests and cumulative effect of accounting change:			
Operating profit (loss)			
Professional Services	**$ 6,880**	(3,984)	20,148
Project Management	**9,423**	(10,957)	12,582
Management Recruiters	**6,902**	12,746	30,716
Todays Staffing	**1,486**	2,616	15,153
Corporate expenses	**(17,990)**	(23,448)	(25,260)
	6,701	(23,027)	53,339
Interest (income) expense, net	**(115)**	3,065	5,189
	$ 6,816	(26,092)	48,150
Assets:			
Professional Services	**$ 155,650**	212,148	272,933
Project Management	**89,996**	120,032	154,013
Management Recruiters	**44,779**	47,247	52,029
Todays Staffing	**38,934**	50,171	62,199
Corporate	**103,415**	28,134	9,491
Net assets of discontinued operations	**-**	14,840	21,364
	$ 432,774	472,572	572,029

The items reported above for 2001 and 2000 have been restated to reflect the Company's reorganization.

Professional Services ("PS")

PS offers information technology, engineering, and technical staffing solutions to customers in targeted vertical markets, including financial services, pharmaceuticals, information services and government. The segment's service delivery is tailored to the unique needs of the customer, its most basic being to provide skilled professionals to work at a single customer location on a temporary basis. The segment's highest value to customers is in the provision of customized managed staffing solutions, which may include serving as the lead recruiter among several vendors, the procurement of hundreds of professional employees across a broad geographic area, the provision of on-site management of staffing requirements and certain human resources functions and the utilization of web-based technology to support these functions. The Company's PS segment also includes AndersElite, a major provider of building and construction professionals based in the United Kingdom. Approximately 75 percent of the segment's revenue is derived domestically with the balance coming from foreign operations.

In providing its staffing services, this segment recruits and hires employees or secures supplier associate employees and provides these personnel to customers for assignments that, on average, last six to nine months. The vast majority of services are performed in the customers' facilities ("in-customer"). Customers use the segment's employees or supplier associate employees to meet peak period personnel needs, to fill in for employees who are ill or on vacation, to provide additional capabilities in times of expansion and change, and to work on projects requiring specialized skills.

In managed staffing, this segment not only provides employees but may also manage the customer's entire contract staffing needs, as well as certain human resource functions required to manage the customer's contract workforce. When providing managed staffing services, the segment frequently establishes on-site offices at one or more of the customer's facilities, staffs it with employees from the segment and ties that office into the segment's business systems. In some instances, managed staffing services also include the coordination of supplier associates employees assigned to the customer from other staffing companies. The segment may add value to its managed staffing services with web-based technology that helps to accelerate and streamline the procurement and management of contract employees and the coordination and supervision of supplier associates.

During the year ended December 31, 2002, PS provided services to approximately 2,100 customers. Historically, much of its business has been performed for large multi-national manufacturing and industrial corporations, but the segment has begun to penetrate non-industrial fields such as financial services, pharmaceuticals, information services, and government. In 2002, one large industrial corporation comprised 15 percent of PS total revenues while the top 10 customers accounted for less than 50 percent. Customers are geographically dispersed. Managed staffing services are concentrated among a small number of these customers, which tend to be among the largest U.S. corporations.

In providing staffing services, employees are hired by the segment and assigned to work for a customer. The duration of an assignment depends upon the customer's needs for the skills of an individual employee. At the end of an assignment, the employee is either reassigned within a current customer, assigned to perform services with another customer, or employment is terminated. Supplier associates employees are employed by another staffing company or contractor and are assigned to work for a customer. At the end of an assignment the services of supplier associates are usually terminated.

Pricing under substantially all contracts between PS and its customers is based on mark-ups on prevailing rates of pay. Contracts generally do not obligate the customer to pay for any fixed number of hours. Segment revenues are recorded on a gross basis as services are performed and associated costs have been incurred. The segment records an administrative fee as revenue where supplier associates are used. Generally the customer has the right to terminate the contract, usually on short notice. PS maintains the right to terminate its staffing employees at will.

PS personnel are attracted to this type of employment by the opportunity to work on "state-of-the-art" projects and by the geographic and industrial diversity of the assignments. In addition, they are generally compensated at very competitive rates. In some cases, employees view these contract assignments as a bridge to permanent employment. PS employees are subject to its administrative control. The customer retains technical and supervisory control. When the segment provides managed staffing services, the segment may provide additional administrative supervision for its employees. Supervisory personnel at managed programs are generally long-term employees and are important to the continuing relationship with customers.

The ability of PS to find and hire employees with the capabilities required by customers is critical to its operations. Such personnel usually have prior experience in their area of expertise. During periods of high demand for specific skills, it is not uncommon for PS to experience pressure to pay higher wage rates or lose employees to competitors who will pay such rates in an attempt to attract personnel with the required skills. Similarly, wage rates typically decline in periods of lower demand for such skills. To assist in fulfilling its personnel needs, a computerized retrieval system facilitates the rapid selection of resumes on file so that customers' requirements may be filled quickly.

PS operates through a network of approximately 63 sales and recruiting offices located in major markets throughout the United States and 9 international offices. Marketing activities are conducted by divisional and regional management to ascertain opportunities in specific geographical areas. Each office assists in identifying the potential markets for services in its geographic area, and develops that market through personal contact with prospective and existing customers. Additionally, PS' operating management stays abreast of emerging demand for services so that efforts can be expanded or redirected to take advantage of potential business either in established or new marketing areas. Customers typically invite several companies to bid for contracts, which are awarded primarily on the basis of price, value-added services and prior performance. Many times customers grant multi-vendor contracts.

Project Management ("PM")

PM provides engineering and information technology consulting, project management, outsourcing and related staffing services to customers in high technology and capital intensive markets. The segment provides high value-added services and solutions to customers with contractual engagements that generally are more than a year in duration and focuses on the vertical markets to which it delivers high-value services: aerospace technologies, biotech & pharmaceutical, chemical & industrial, and government. In addition, PM provides information technology outsourcing solutions. Substantially, all of the segment's revenue is derived from domestic operations.

PM's services typically involve managing a discrete portion or portions of a customer's capital project, including, but not limited to, preliminary or detailed plant design and construction management; validation and commissioning of a facility; and lifecycle support. To the extent such activities entail design and planning work, they are typically performed in-house. However, construction management, validation, commissioning and lifecycle support activities are generally performed on-site. The segment also provides engineering consulting services such as, feasibility studies, turnaround management, validation services and technical publications. The segment also delivers information technology outsourced solutions such as infrastructure management, enterprise support services and technology advisory services.

In both engineering and information technology outsourcing, this segment usually takes over a customer's entire technical department, staffing the department with employees, and managing the production of the department's output. In most instances, the managed department is located on-site at the customer's premises, but in some cases the customer may prefer an off-site location. In this case, this segment may need to maintain a stand-alone operation that provides technology systems to support the operations for single or multiple customers.

During the year ended December 31, 2002, PM provided services to approximately 330 customers. In 2002, one large multinational corporation comprised approximately 10% of PM's total revenues. Customers and project locations are geographically dispersed. Services are performed in customers' facilities on-site and in PM's own facilities ("in-house") depending upon industry practice and the needs and preferences of customers.

PM's personnel are attracted to this type of employment by the opportunity to work on "state-of-the-art" projects and by the geographic and industrial diversity of the projects. In addition, they are generally compensated at very competitive rates.

When performing services on an in-customer basis, PM's employees are on PM's payroll and are subject to its administrative control. When services are performed in-house, PM generally provides supervision for employees, and may have increased responsibility for the performance of work that is generally monitored in conjunction with customer personnel. This segment is not reliant on supplier associates to any significant degree.

The ability of PM to find and hire employees with the capabilities required by its customers is critical to its operations. Such personnel usually have prior experience in their field of expertise. During periods of high demand for specific skills, it is not uncommon for PM to experience pressure to pay higher wage rates or lose employees to competitors who will pay such rates in an attempt to attract personnel with the required skills. Similarly, wage rates typically decline in periods of lower demand for such skills.

Pricing under the majority of contracts between PM and its customers is based on mark-ups on prevailing hourly rates of pay, whereby revenues are recorded on a gross basis. Contracts generally do not obligate the customer to pay for any fixed number of hours. However, less than 15% of PM's revenue was derived from fixed-price and outsourcing contracts. In these instances, the Company recognizes revenue using the percentage of completion method. Generally the customer has the right to terminate the contract, usually on short notice. PM maintains the right to terminate its employees at will.

PM maintains approximately 34 offices across the United States and has 5 international offices. Marketing activities are conducted by divisional and regional management to ascertain opportunities for PM in specific vertical markets. Each office assists in identifying the potential markets and develops that market through personal contact with prospective and existing customers. Additionally, PM's operating management stays abreast of emerging demand for services so that efforts can be expanded or redirected to take advantage of potential business in either established or new marketing areas. Customers typically invite several companies to bid for contracts, which are awarded primarily on the basis of price, technological capability, value-added services, and prior performance.

Management Recruiters International ("MRI")

MRI recruits executive, management, professional, technical, sales, and clerical personnel for permanent employment positions with its customers. Candidates are recruited for many different capacities including accounting, finance, information technology, engineering, managerial, personnel, production, research and development, sales, supervision, and technical. This segment derives revenue mainly through its franchised operations.

Fees paid by the customer for placement services are generally a percentage of the annual compensation to be paid to the new employee. Fees are paid on a retainer basis or on a contingent basis after a qualified candidate has been hired and remains employed for a trial period, generally 30 days. On large, multiple placement projects, MRI can be engaged on a retainer basis for up to a year in duration. MRI also provides certain specialty staffing on a temporary basis, at times with the objective of permanently placing such personnel with the customer-employer. MRI employs these temporary personnel.

As of December 31, 2002, MRI had approximately 1,145 franchised offices and 13 company-owned specialty staffing offices providing services to both large and small employers in virtually all industries. The segment closed 21 company-owned permanent placement offices during 2002 and sold 11 company-owned permanent placement offices during the third quarter of 2002. Of the offices, 931 are located throughout the United States with 227 offices located internationally. All company-owned offices are located in the United States. The broad geographic scope of operations enables franchisees to provide nationwide recruiting and matching of employers with job candidates in the United States. The network utilizes an inter-office referral system on both national and regional levels, which enables offices to cooperate in fulfilling a customer's requirements. The segment provided services to approximately 1,000 customers.

Franchisees located in the U.S. pay an initial fee approximating $77,000 to acquire a franchise. The fee is charged for establishing and bringing a new franchise into the system. Franchisees also pay ongoing royalties based on a percentage of the franchisee's placement fees. Franchisees benefit from MRI's expertise in the business, from its Internet presence, national marketing, public relations support, purchasing leverage and advertising campaigns. Further, they receive extensive pre-opening training and start-up assistance on site. Franchisees also have the right to use MRI's trade names, trademarks, the inter-office referral system, operating techniques, advertising materials, sales programs, video and live interactive training programs, computer programs, Internet and intranet systems, manuals and forms.

A large number of companies are engaged in the recruitment business and MRI encounters significant competition. Employers commonly offer more than one company the opportunity to find qualified candidates for a position making competition for qualified individuals intense. MRI's ability to obtain placements with employers is determined more on its ability to find qualified candidates than on its fee structure.

Todays Staffing ("Todays")

The Company's Todays operating segment primarily provides temporary, administrative and office support staff, as well as legal and finance professionals. The segment recruits and hires employees and provides these personnel to the customer on a contract or project basis. In managed staffing, the segment not only provides the employees but also manages the customer's entire contract staffing needs. This segment is not reliant on supplier associates to any significant degree.

Customers retain Todays to meet peak period manpower needs, to temporarily replace personnel on vacation and to staff special projects. During the year ended December 31, 2002, these services were provided to approximately 5,700 customers. This segment focuses on small to medium-sized customers including banks, mortgage and insurance companies, investment companies, utilities, hospitals, law firms and universities with no one customer exceeding 4% of total revenue.

Services are performed in customers' facilities by Todays employees who are hired to work on customers' projects. The period of assignment depends on the need for the skills of the individual employee. At the end of an assignment, an employee is either reassigned within the current customer, assigned to perform services with another customer, or employment is terminated. The average assignment duration is approximately nine weeks. Todays personnel are on Todays payroll and are subject to its administrative control. The customer retains supervisory control and responsibility for the performance of the employee's services. The ability of Todays to locate and hire personnel with customer-specific capabilities is critical to its operations.

Pricing is based on mark-ups on prevailing rates of pay, and arrangements with the customer generally do not obligate the customer to pay for any fixed number of hours. Segment revenues are recorded on a gross basis as in the PS segment. Generally the customer has the right to terminate services, usually on short notice. Todays maintains the right to terminate its staffing employees at will.

Todays operates through a network of approximately 93 sales and recruiting offices, of which 10 are franchised and situated in the United States and 13 offices are located in Canada. As part of the Plan of Restructure, the segment closed 15 company-owned offices during 2002. Each office is responsible for determining the potential market for services in its geographic area and developing that market through personal contact with prospective and existing customers.

Revenues from both company and franchised offices are reflected in the segment's revenues. Todays employs all of the temporary personnel, including those recruited by the franchised offices, and also bears the responsibility for billing services to customers. Franchisees are responsible for selling services to customers, recruiting temporary personnel and for administrative costs. The franchisee receives a portion of the gross profit on the franchised accounts.

Employees

At December 31, 2002 the Registrant had approximately 18,000 employees. The Registrant believes that its relations with its employees are generally good.

Access to Company Information

CDI Corp. electronically files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports with the Securities and Exchange Commission (SEC). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy, information statements, and other information regarding issuers that file electronically.

CDI makes available, free of charge, through its website or by responding to requests addressed to the Company's Vice President of Corporate Communications, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed by the Company with the SEC pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act, as amended. This report is available as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. CDI's website address is: "http://www.cdicorp.com". The information contained on the Company's website, or on other websites linked to the Company's website, is not part of this document.

Item 2. Properties

The Company has closed or sold approximately 100 operating sites, primarily in the United States, as a result of its restructuring and cost reduction efforts. Many of these facilities are under non-cancelable operating leases. Accordingly, the Company has negotiated lease buy-outs or subleases to minimize the cash outflow requirements. In connection with the Company's office closings, reserves were established to reflect the net estimated future cash outlays related to closed office leases. There exists some risk that actual future cash outlays could exceed these reserves in the event of sublease defaults. Refer to Note 16 (Leases) of the Notes to Consolidated Financial Statements for further information concerning operating lease obligations and related sublease arrangements.

As part of the Company's restructuring and reorganization efforts, some of the Company's offices accommodate more than one operating segment. In such cases, square-foot usage is allocated among the segments based on planned utilization.

The PS operating segment has approximately 63 active facilities throughout the United States and 9 facilities internationally, occupying a total of approximately 230,000 square feet of space. Most of the active space is devoted to sales, marketing and administrative functions, and a small portion is used for in-house operations. The facilities are leased under terms generally extending up to five years.

The PM operating segment has approximately 34 active facilities throughout the United States and 5 facilities internationally, occupying a total of approximately 372,000 square feet of space. Most of the space is devoted to in-house services and the balance to sales, marketing and administrative functions. The facilities are leased under terms generally extending up to five years.

The MRI operating segment occupies approximately 82,000 square feet of office space at 13 active locations, primarily for franchise-support back-office functions. The active facilities are leased for varying terms, the majority of which extend up to five years. MRI also has approximately 1,145 franchised offices. Generally, franchisees enter into their own leases for which this segment assumes no obligation.

The Todays operating segment occupies approximately 156,000 square feet of office space in approximately 83 active locations for its company-owned temporary services offices. The active facilities are leased for varying terms generally extending up to five years. Todays' also has 10 franchised offices. Franchisees enter into their own leases for which this segment assumes no obligation.

The Company's corporate headquarters is located in Philadelphia, Pennsylvania occupying approximately 64,000 square feet of office space. CDI's shared services center occupies approximately 37,000 square feet of office space in Philadelphia for back-office functions. CDI's shared services center is being transitioned from Philadelphia to West Virginia. The Philadelphia facilities have remaining lease terms of less than five years.

Item 3. Legal Proceedings

Not Applicable.

Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Stock price and other information regarding the Company's common stock is for the years ended December 31, 2002 and 2001, and can be found in the table below. CDI's common stock is traded on the New York Stock Exchange.

	2002		2001	
	High	**Low**	High	Low
First quarter	**$ 23.78**	**18.58**	17.00	12.00
Second quarter	**32.55**	**22.06**	18.20	12.50
Third quarter	**32.49**	**22.90**	18.45	11.05
Fourth quarter	**29.30**	**23.43**	20.50	13.82

No cash dividends were declared during the years ended December 31, 2002 and 2001. The Company has no present intention of paying cash dividends during the year ending December 31, 2003.

Shareholders of record on March 14, 2003 numbered 488. This number counts each street name account as only one shareholder, when, in fact, such an account may represent multiple owners. Taking into account such multiple owners, the total number of shareholders approximated 3,800.

On October 14, 2002, the Company issued 10,000 restricted shares of the Company's common stock to Jay G. Stuart, the Company's Chief Financial Officer, as part of an arrangement made to induce Mr. Stuart to join the Company. On November 18, 2002, the Company issued 3,000 restricted shares to an officer of a subsidiary of the Company, as part of an arrangement made to induce that officer to join the subsidiary. On June 17, 2002, 1,309 shares of common stock were issued by the Company to an officer of another subsidiary of the Company upon vesting of units awarded to that officer under the Company's Stock Unit Plan. In all three cases, the shares were issued in consideration for services performed or to be performed by the recipient. Each of those issuances was made in reliance on the exemption from registration found in section 4(2) of the Securities Act of 1933.

Item 6. Selected Financial Data

Following is Selected Financial Data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The data presented is in thousands, except for per share data.

	2002	2001	2000	1999	1998
Earnings Data:					
Revenues	**$ 1,169,475**	1,458,592	1,675,455	1,552,831	1,477,479
Earnings (loss) from continuing operations before cumulative effect of accounting change	**$ 4,082**	(16,704)	28,811	45,514	42,906
Discontinued operations	**527**	1,094	4,192	6,933	2,671
Cumulative effect of accounting change, net of tax	**(13,968)**	-	-	-	-
Net (loss) earnings	**$ (9,359)**	(15,610)	33,003	52,447	45,577
Basic (loss) earnings per share:					
Earnings (loss) from continuing operations	**$ 0.21**	(0.88)	1.51	2.39	2.18
Discontinued operations	**$ 0.03**	0.06	0.22	0.36	0.14
Cumulative effect of accounting change	**$ (0.73)**	-	-	-	-
Net (loss) earnings	**$ (0.49)**	(0.82)	1.73	2.76	2.32
Diluted (loss) earnings per share:					
Earnings (loss) from continuing operations	**$ 0.21**	(0.88)	1.51	2.38	2.18
Discontinued operations	**$ 0.03**	0.06	0.22	0.36	0.14
Cumulative effect of accounting change	**$ (0.71)**	-	-	-	-
Net (loss) earnings	**$ (0.48)**	(0.82)	1.73	2.74	2.32
Cash dividends	**$ -**	-	-	-	-
Balance Sheet Data:					
Total assets	**$ 432,774**	472,572	572,029	531,680	435,814
Long-term debt (including current portion)	**$ 480**	7,913	49,623	65,651	35,059
Shareholders' equity	**$ 307,801**	310,650	325,795	293,844	240,369

The financial data listed above has been restated to reflect 1) Emerging Issues Task Force Consensus No. 01-14, which deals with the recognition of certain direct expenses as a component of revenue and 2).SFAS 144, which required that Modern Engineering's operations be treated as a discontinued operation as a result of divestiture in 2002. Refer to Note 1 – Significant Account Policies of Notes to the Consolidated Financial Statements for further information..

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

CDI participates in a market that is cyclical in nature and extremely sensitive to economic changes. As a result, the impact of economic changes on revenues and operations can be volatile. The Company's consolidated revenues have declined 30.2% since 2000. The most significant portion of that decline occurred in the past year. Prior to 2001, CDI had established significant personnel and complex system infrastructures to support a high-growth strategy through broad-based market penetration and acquisitions. The dramatic slowdown in the United States economy, which began during 2000, prompted management to reconsider its strategy. In that regard, the Company initiated non-strategic reductions in its staff personnel and office requirements in response to the drop in sales volume during mid-year 2001. At the same time, strategic reviews were conducted to develop a comprehensive new strategy.

In October of 2001, a new Chief Executive Officer began to address the Company's operating challenges and developed a Plan of Restructure, which was approved by the Company's Board of Directors in December 2001. Under this multi-phased Plan, CDI commenced a process in December 2001 that continued into the fourth quarter of 2002 to exit lower-margin customer contracts, re-deploy assets (by selling its Modern Engineering subsidiary and certain MRI permanent placement offices), support growth in higher-margin businesses and lower its break-even point through structural cost reductions. This Plan of Restructure was announced in three phases. Phase 1, announced in December 2001, focused primarily on the Company's newly reorganized PS segment as well as simplification of the Company's core information systems. Phase 2, announced in March 2002, focused primarily on the Company's PM segment and Phase 3, announced in September 2002, focused primarily on Todays, MRI and back-office services. The Company also achieved cost reductions through the streamlining of its information technology and financial systems, as well as operations management and support structures. Management reorganized its businesses into four operating segments: Professional Services, Project Management, Management Recruiters International and Todays Staffing. In conjunction with the Plan of Restructure, the Company recorded provisions for restructure in both 2002 and 2001 as noted below:

(in millions)	Years ended December 31, 2002	2001
Asset impairments	$ **3.2**	13.8
Provision for severance	**3.5**	4.7
Provision for termination of operating leases	**5.9**	3.5
	$ **12.6**	22.0

The breakdown of these costs by operating segment is as follows:

(in millions)	Years ended December 31, 2002	2001
Professional Services	$ **2.5**	11.6
Project Management	**4.0**	7.1
Todays Staffing	**3.9**	0.6
Management Recruiters	**1.6**	1.9
Corporate	**0.6**	0.8
	$ **12.6**	22.0

The provisions for asset impairment primarily relate to the write-down of the Company's Enterprise Resource Planning (ERP) System that was fully decommissioned on June 30, 2002. The Company has been migrating to systems that are targeted to meet specific business needs with lower complexity and investment requirement, and support costs. During the decommissioning period, the Company recorded approximately $7.0 million of accelerated depreciation to reflect the revised carrying cost of the ERP System over its revised service life. These depreciation costs were recorded as a component of operating and administrative expenses in 2002.

The provisions for severance relate to the involuntary termination of approximately 570 staff, which were granted discretionary severances by the Company. To the extent certain critical employees were granted stay-on bonuses, such costs were charged to operations as services were rendered. Substantially all employee terminations were completed by December 2002.

The provisions for the termination of operating leases relate to the Company's decision to close approximately 100 offices under the Plan of Restructure. Such provisions consider estimated sublease rentals and anticipated lease buyouts. Substantially all office closures were completed by December 2002.

Collectively, the Company recorded pre-tax provisions for restructuring of $34.6 million ($22.0 million in December 2001, $4.1 million in March 2002, and $8.5 million in September 2002). Phase 1 was fully implemented by December 2002 and Phases 2 and 3 were substantially completed by that date. The Plan of Restructure, together with other cost containment initiatives launched in both 2001 and 2002 has resulted in significant reductions in CDI's cost structure. In addition, there has been an ongoing focus on working capital management and cash flows. These efforts have resulted in an improvement in customer repayment terms, debt reduction, and improved cash flows. More importantly, the Company has improved discipline in its marketing and sales strategies and now focuses on growth in targeted vertical markets and in service offerings providing the greatest opportunities to maximize returns. Key service offerings in ascending order of returns and value to customers include: administrative staffing, technical (engineering) staffing, information technology staffing, managed solutions, engineering and information technology outsourcing, and management recruiting.

In 2002, implementation of the Plan of Restructure resulted in year-over-year cost reductions of approximately $42.0 million. In 2003, the Company anticipates additional cost savings, related to its Plan of Restructure, of approximately $18 million. At December 31, 2002, the Company has a residual restructuring liability of $8.9 million, which relates primarily to lease termination costs. The severance component of this liability will be liquidated in 2003 and the lease component will be substantially liquidated by 2005, although it is management's intent to liquidate the lease obligations as soon as possible.

In addition to charges related to the Company's Plan of Restructure, the sale of Modern Engineering, and certain Company-owned permanent placement offices, the Company has recorded certain other charges in each of the years in the three-year period ended December 31, 2002 that are reflected in operating and administrative costs. These amounts totaled $7.5 million in 2002, $8.8 million in 2001, and $11.7 million in 2000. Such charges relate primarily to accelerated depreciation of the Company's ERP system, various accounts receivable adjustments, non-strategic reductions in both staff personnel and offices, and the settlement of a dispute with the Company's health insurance provider. Further, the Company ceased amortizing its goodwill as of January 1, 2002. Goodwill amortization for the years ended December 31, 2001 and 2000 was $5.7 million and $5.5 million, respectively.

While the economic environment was challenging in 2002, as evidenced by the decline in revenue, CDI began to reap the benefits of the actions noted above. In 2002, the Company improved its overall financial condition in both its income statement and balance sheet by increasing its operating margins, lowering its costs structure, and collecting its receivables. CDI has established a financial foundation and strategy that management believes can support both profit and growth when the economy begins to improve.

Results of Operations, year ended December 31, 2002 vs. year ended December 31, 2001

Consolidated Results

The Company recorded consolidated revenues of $1,169.5 million in 2002, down $289.1 million or 19.8% from last year, as each operating segment reported lower revenues. Approximately 50% of this decline is attributable to the following three items: 1) the decision to exit lower-margin contracts primarily in the PS segment; 2) the sale of the company-owned offices in MRI; and 3) the dramatic decline in telecommunications work that is part of the PM segment. The remaining decline is primarily attributable to the challenging business climate in the U.S. economy, particularly in the information technology sector within PS and in the Todays segment. MRI is also operating in a difficult job placement market as employers delay hiring. However, AndersElite in the U.K., which operates in the PS segment, experienced strong growth in 2002. Excluding all the revenue from telecommunications work in both 2002 and 2001, PM revenues actually increased 5.6 % in 2002 as compared to 2001. This growth was primarily driven by revenues in the biopharmaceutical and chemical sectors.

The Company's gross profit of $304.8 million in 2002 is lower by $62.2 million or 17.0% as compared to 2001, primarily due to lower sales volume, partially offset by the consolidated gross profit margin increase from 25.2% in 2001 to 26.1% in 2002. This margin improvement reflects the shift from lower-margin contracts to higher-margin and longer-cycle assignments. With the exception of MRI, all operating segments showed improved gross profit margins in 2002 as compared to 2001.

In 2002, operating and administrative expenses of $284.3 million are $83.8 million or 22.8% lower than operating and administrative expenses incurred in 2001. Approximately $42.0 million or 50.0% of this reduction is directly attributable to savings from the aforementioned Plan of Restructure and other actions taken to reduce personnel requirements, office locations, and systems infrastructure. In addition, due to a combination of declines in revenue and enhanced financial discipline, expenses were reduced by $35.0 million year-over-year. Finally, operating expenses in 2001 included almost $6 million of goodwill amortization.

As previously discussed, the Company instituted a multi-phased Plan of Restructure in 2001. The first phase of the Plan of Restructure resulted in a pre-tax charge in 2001 of $22.0 million. Follow-up phases of the Plan of Restructure were defined, planned and approved by management in 2002 and resulted in pre-tax charges of $12.6 million.

In the third quarter of 2002, the Company recorded a loss on the sale of its MRI company-owned permanent placement offices of $1.3 million. This transaction was completed to focus MRI on its franchise operations and provide capital to re-deploy toward franchise support.

Operating profit for the year ended 2002 was $6.7 million, a $29.7 million improvement over 2001. Despite the significant decline in gross profit of $62.2 million, primarily as a result of the reduction in revenue, the Company was able to achieve significant reductions in its operating and administrative expenses of $83.8 million. In addition, restructuring provisions were $9.4 million lower in 2002, which were partially offset by a loss on sale of assets of $1.3 million associated with its MRI company-owned permanent placement offices.

Net interest income was $0.1 million in 2002 as compared to net interest expense of $3.1 million in 2001. This was due to the elimination of all bank borrowings, as well as interest income from invested cash.

The Company's effective income tax rate was 38.1% in 2002, 37.5% in 2001, and 38.4% in 2000.

In June 2002, the Company sold the net operating assets of its subsidiary Modern Engineering, Inc. ("Modern"), which operated in its PM operating segment. Accordingly, Modern's activity is reflected as discontinued operations in the accompanying financial statements in accordance with the requirements of SFAS-144. All financial statements have been restated accordingly.

In 2002, the Company recorded impairment charges of $21.4 million, ($14.0 million after-tax) for the write-off of goodwill. These charges primarily relate to a former acquisition in the PS segment, and are presented as a change in accounting as of January 1, 2002, in accordance with the provisions of SFAS-142.

The Company's net loss per diluted share in 2002 was $0.48 compared to a net loss per diluted share of $0.82 in 2001. Acquisition activity in 2002 or 2001 was not significant and therefore did not have any meaningful effect on operations.

Segment Discussion

Professional Services ("PS")

PS's revenues of $622.9 million decreased $186.6 million in 2002 or 23.1% compared to 2001. A significant reason for this segment's year-over-year decline in revenue is attributable to the planned exit of approximately $85.0 million of certain lower-margin contracts as part of the Company's newly implemented strategy. The remaining decline is related to softening demand in both technical services and information technology sectors, a weakening economy, offshore competition, and pricing pressures particularly within the information technology sector. Partially offsetting this revenue trend in 2002, was a strong revenue improvement in the U.K. operations of AndersElite. AndersElite's market, professional services in the construction trades, has remained largely immune to the general declines in the U.K. staffing market.

PS's operating profit was $6.9 million in 2002 compared to an operating loss of $4.0 million in 2001. Primarily as a result of aggressive restructuring efforts in 2002, the most significant factor in this improvement in profitability was a reduction in operating and administrative expenses of approximately $27.1 million. In addition, improved segment performance was due to lower restructuring charges in 2002 of $9.1 million. Partially offsetting these improvements in operating profit was a $25.3 million reduction in gross profit ($34.4 million of the decline was related to the fall-off in revenue partially offset by a $9.1 million improvement in the gross profit rate). This segment's gross profit rate improved 150 basis points on a year-over-year basis due primarily to having exited very low margin business during the first half of 2002.

Project Management ("PM")

PM's revenues of $311.3 million in 2002 decreased $40.9 million or 11.6% compared to 2001. This segment includes the telecommunications sector, which experienced significant declines due to the dramatic issues facing that industry. Excluding the impact of the telecommunications business fall-off, the PM segment experienced 5.6% revenue growth year-over-year.

PM's operating profit was $9.4 million in 2002 compared to an operating loss of $11.0 million in 2001. Several factors contributed to the improvement in 2002 operating profit. The most significant improvement in profitability was the reduction in operating and administrative expenses of $20.7 million, primarily as a result of restructuring efforts implemented in early 2002. In addition, reductions in restructuring provisions of $3.1 million further improved the operating results. As a result of the decline in revenue, this segment's year-over-year gross profit declined $3.4 million. This decline is comprised of $9.2 million related to reduction in revenue, which was substantially offset by a $5.8 million improvement in gross profit margin. The segment's gross profit margin performance improved by 180 basis points, on a year-over-year basis, due to the segment's focus on high-margin value-added business particularly within the pharmaceuticals and biotechnology sectors.

Todays Staffing ("Todays")

Todays' revenues of $149.4 million in 2002 decreased $44.3 million or 22.9% compared to 2001. Todays' volume of business declined steadily throughout 2002 and 2001. Two primary factors that contributed to Todays' revenue declines are the softening of the U.S. economy and severe competitive pressures on pricing that resulted in lost customers. In response, the Company implemented a restructuring plan in the third quarter of 2002. This plan was designed to lower costs while improving Todays' business model. As a result, Todays is now more competitive, as evidenced by the improvements in its revenue pattern.

Todays' operating profit was $1.5 million as compared to $2.6 million in 2001. The restructuring and cost-saving initiatives in 2002 and 2001 resulted in a reduction in operating and administrative expenses of $13.8 million compared to 2001, which was partially offset by an increase in restructuring provisions of $3.4 million . These actions resulted in a lower fixed cost base. These savings were offset by a $11.5 million reduction in gross profit that was primarily attributable to the revenue decline noted above. Gross profit margins were relatively comparable year-over-year.

Management Recruiters ("MRI")

MRI's revenues of $85.9 million in 2002 decreased $17.3 million or 16.8% compared to 2001, primarily as the result of a sluggish economy, which reduced demand for its services. Approximately 30.0% of this revenue decline is attributable to the company-owned permanent placement offices that were sold in the third quarter of 2002. The overall decline in revenue was experienced in both MRI's company-owned specialty staffing offices and its franchised locations.

Operating profit in 2002 was $6.9 million as compared to $12.7 million in 2001. The lower operating profit in 2002 was primarily due to the reduction in revenues, which were partially offset by the elimination of goodwill amortization. In 2001, goodwill amortization was approximately $1.3 million.

Corporate

Corporate expenses totaled $18.0 million in 2002 as compared to $23.4 million in 2001. The reduction in corporate expenses resulted from reduced spending on information technology infrastructure and tighter cost controls. Further, operating and administrative expenses in 2001 included $3.1 million of event-driven charges that were primarily attributable to various corporate-controlled investment write-offs.

Results of Operations, year ended December 31, 2001 vs. year ended December 31, 2000

Consolidated Results

The Company recorded consolidated revenues of $1,458.6 million in 2001, down $216.9 million or 12.9% as compared to 2000, as each operating segment reported lower revenues. The continuing economic slowdown in the United States throughout 2001 adversely affected the staffing industry and was the primary contributing factor to the decline in revenues.

Consolidated gross profit of $367.0 million in 2001 was down $78.8 million, or 17.7% as compared to 2000. This reduction was primarily driven by the 12.9% reduction in volume and deterioration in the consolidated gross profit margin that was 25.2% of revenues in 2001 compared to 26.6% in 2000. This reduction in the gross profit rate primarily reflected higher employee costs and a less favorable mix of business as the economy softened in virtually every operating segment.

Operating and administrative expenses of $368.1 million in 2001 were $24.4 million or 6.2% lower than expenses incurred in 2000. Contributing to the decrease in operating and administrative expenses in 2001 were several factors including reductions related to the decline in sales volume and approximately $9.1 million of savings from various initiatives implemented throughout the year.

As previously stated, the Company instituted a multi-phased Plan of Restructure in 2001. The first phase of the Plan of Restructure resulted in a pre-tax charge in 2001 of $22.0 million. The Company did not conduct similar restructuring activities in 2000.

The operating loss for the year ended 2001 was $23.0 million, reflecting a $76.4 million decline from 2000. The largest factor contributing to this decline is directly related to a $78.8 million reduction in gross profit resulting from the significant fall-off in year-over-year revenues noted above. Also contributing to the loss was the aforementioned restructuring charge of $22.0 million, which was offset slightly by volume-related declines in operating and administrative expenses.

Interest expense of $3.1 million in 2001 declined $2.1 million or 40.9% from the prior year, due to reduced average borrowings during the year as well as lower interest rates.

The Company's effective income tax rate was 37.5% in 2001 and 38.4% in 2000.

In June 2002, the Company sold the net operating assets of its subsidiary Modern Engineering, Inc. ("Modern"), which operated in its PM operating segment. Accordingly, Modern's activity is reflected as discontinued operations in the accompanying financial statements in accordance with the requirements of SFAS-144. All enclosed financial statements have been restated accordingly.

The Company's net loss per share in 2001 was $0.82 compared to earnings per diluted share of $1.73 in the prior year. Acquisition activity in 2001 and 2000 was not significant.

Segment Discussion

Professional Services ("PS")

PS' revenues of $809.5 million decreased $102.2 million in 2001 or 11.2% as compared to 2000. This segment experienced lower revenues in 2001 primarily due to softening demand in both technical services and information technology sectors; a weakening economy, off shore competition and pricing pressures particularly within the information technology sector. Virtually all of the segment's business lines, with the exception of its AndersElite U.K. operations, were adversely impacted.

The segment reported an operating loss of $4.0 million in 2001 as compared to an operating profit of $20.1 million in 2000. The most significant factor impacting 2001 operating profit was the significant decline in year-over-year gross profit of $18.6 million. This segment's 2001 results were also adversely impacted by an $11.6 million charge related to the Plan of Restructure, partially offset by a reduction in operating and administrative expenses of $6.1 million, primarily due to reductions in other charges. The most significant component of such charges was related to a settlement of a dispute with the Company's health insurance provider in 2000.

Project Management ("PM")

PM's revenues of $352.2 million in 2001 decreased $35.8 million or 9.2% as compared to 2000. The segment includes the telecommunications sector, which experienced significant declines due to the issues facing that industry. Excluding the decline in its telecommunications business, PM's revenues in 2001 were flat compared to 2000.

PM's operating loss was $11.0 million in 2001 as compared to an operating profit of $12.6 million in 2000. Government Services and Innovantage experienced an increase in operating profit in 2001 as compared to 2000; while the aerospace business, the Engineering Group and telecommunications experienced a decline in operating profit, with the latter two businesses incurring operating losses. The primary factor contributing to the decline in operating profit was related to a $11.4 million reduction in gross profit ($8.3 million of the decline related to the fall-off in volume and $3.1 million was attributable to erosion in the gross profit margin). The decline in the year-over-year gross profit margin was related to a less favorable mix of business as the economy softened. In addition, PM incurred $7.1 million of restructuring charges during 2001 (none in 2000) and an increase of $5.1 million in operating and administrative expenses including event-driven items.

Todays Staffing ("Todays")

Todays' revenues of $193.7 million in 2001 decreased $45.2 million or 18.9% as compared to 2000, as the slowing economy particularly impacted Todays' administrative staffing business. The segment also experienced an unfavorable change in its business mix.

Todays had an operating profit of $2.6 million in 2001 compared to an operating profit of $15.2 million in 2000. This decline in operating profit was primarily related to a $14.5 million decline in gross profit. Of the $14.5 million decline in gross profit, approximately $12.8 million was attributable to the decline in revenue with the balance relating to a 90 basis point decline in the gross profit margin, which was the result of the change in its business mix. The balance of the decline is primarily attributable to various restructuring and other charges.

Management Recruiters ("MRI")

MRI's revenues of $103.2 million in 2001 decreased $33.6 million or 24.6% as compared to 2000 reflecting the slowing economy and its impact on demand for permanent placement services. Revenues declined in both MRI-owned and franchised operations.

This segment's operating profit was $12.7 million in 2001 as compared to an operating profit of $30.7 million in 2000. Operating profit declined by $34.3 million primarily due to the contraction in revenues, as well as a $1.9 million restructuring charge in 2001. Partially offsetting these impacts was a $18.2 million reduction in operating and administrative expenses. This reduction is primarily related to the contraction in year-over-year revenue.

Corporate

Corporate expenses declined to $23.4 million in 2001as compared to $25.3 million in 2000. The reduction in corporate expenses resulted from reduced spending on information technology infrastructure and tighter cost controls.

Inflation

PS, PM and Todays segments' services are priced generally based on mark-ups on prevailing rates of pay, and as a result are able to generally maintain their relationship to direct labor costs. MRI's search services are priced as a function of salary levels of the job candidates. In 2001, employee benefit costs, primarily health care costs, rose due to an increase in the Company's health insurance premiums. After the significant rise in insurance costs during 2001, the Company implemented a plan to reduce these costs through higher co-pays and pricing adjustments during 2002. This strategy allowed the Company to offset a portion of these costs. The Company is continuing to review its options to further reduce these costs, which the Company does not believe are representative of general inflationary trends. Otherwise, inflation has not been a meaningful factor in the Company's operations.

Liquidity and Capital Resources

The total cash, cash equivalents, and short-term investments at December 31, 2002 were approximately $94.0 million (adjusted for outstanding checks of $6.0 million), which is a $77.7 million increase over 2001. In addition, the Company reduced its debt by $7.4 million and eliminated all bank borrowings. CDI feels that this source of cash is more than adequate to support growth opportunities. Furthermore, the favorable cash position has allowed the Company to terminate its $75.0 million credit agreement with a syndicate of banks that was due to expire on March 31, 2003.

At December 31, 2002, the Company had approximately $41.1 million in cash and cash equivalents and approximately $58.5 million of additional funds invested in short-term investments. In 2002, the Company generated $83.9 million in cash from operating activities, a decrease of $15.0 million when compared to 2001. The largest component of change was in accounts receivable, resulting from both revenue declines and collection activities.

The Company's main asset is its accounts receivable of $189.6 million or approximately 44% of total assets at the end of 2002. Receivables decreased $63.2 million or 25.0% over 2001. CDI's days sales outstanding cycle was at 58 days, a decrease of 2 days over 2001.

In 2002, cash used in investing activities was $70.4 million. This activity includes the purchase of $58.5 million of short-term investments. Excluding short-term investments, investing activities in 2002 were $11.9 million as compared to $29.2 million in 2001. The reduction of $17.3 million in investing activities was primarily from decreases in investments in fixed assets and acquisitions. Acquisition activity in 2002 related to the purchase of the minority interest in a subsidiary.

During 2001, the Company liquidated all of its bank borrowings by eliminating $55.5 million of long-term debt. As a result, cash used in financing activities declined $49.8 million to $7.4 million in 2002. Financing activities during 2002 represents full repayment of $4.7 million relating to a loan note from a prior acquisition and $2.7 million of payments on other debt.

Summarized below are the Company's obligations and commitments to make future payments under lease agreements and debt obligations as of year-end 2002:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$43,650	$13,149	$19,255	$ 5,619	$ 5,627
Short-term borrowings	480	480	-	-	-
Total	$44,130	$13,629	$19,255	$ 5,619	$ 5,627

Critical Accounting Policies

The financial statements were prepared in accordance with generally accepted accounting principles, which requires management to make subjective decisions, assessments, and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the judgments increases, such judgments become even more subjective. While management believes that its assumptions are both reasonable and appropriate, actual results may be materially different than estimated. The Company has identified certain critical accounting policies, described below, that are the most susceptible to judgment.

Accounting for Impairment of Goodwill

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets". Accordingly, the Company discontinued amortizing goodwill and began applying the specific guidance contained in that Statement to evaluate the carrying value and recoverability of its goodwill by evaluating the fair market value of the reporting units within which goodwill resides. The process of estimating fair value, in part, relies on the use of forecasts to estimate future cash flows expected from a reporting unit. The estimation of future cash flows, based on reasonable and supportable assumptions and projections, requires management's subjective judgments. The time periods for estimating future cash flows are lengthy, which increases the risk that actual future results could significantly deviate from estimates. As of December 31, 2001, the Company had net goodwill of $87.5 million of which, $21.4 million was impaired and written off as of January 1, 2002. The valuations for certain reporting units of the Company were substantially in excess of the carrying value of their respective net assets including goodwill. However, the valuations for certain other units were more closely aligned to the carrying value of their respective net assets, which includes goodwill. Changes in future market conditions, the Company's strategy, or other factors could impact upon the future values of these reporting units, which could result in future impairment charges.

Accounting for Income Taxes

In establishing the provision for income taxes and deferred income tax assets and liabilities, and valuation allowances against deferred tax assets, the Company makes judgments and interpretations based on enacted tax laws, published tax guidance, as well as estimates of future earnings. As of December 31, 2002, the Company has total net deferred tax assets of $24.9 million. This includes $4.3 million, which relates primarily to state net operating loss carry forwards, capital loss carry forwards, and other miscellaneous credits. Realization of deferred tax assets is dependent upon the likelihood that future taxable income will be sufficient to realize these benefits over time, and the effectiveness of tax planning strategies in the relevant tax jurisdictions. In the event that actual results differ from these estimates and assessments, additional valuation allowances may be required.

Allowance for Uncollectible Receivables

When determining the allowance reserves for potentially uncollectible accounts receivable, the Company must apply judgment. Such judgments include assessments about changes in economic conditions, concentration of receivables among clients and industries, recent write-off trends, rates of bankruptcy, credit quality of specific customers, and risks related to the exiting of lower-margin customer contracts. As a result of deteriorating economic conditions, large customer mergers and other factors, the Company's allowance reserves have increased as a percent of receivables and sales over the past few years. At December 31, 2002, this reserve was $7.7 million or 3.9% of gross accounts receivable. Unanticipated changes in the financial condition of customers, the resolution of various disputes, or significant changes in the economy could impact the reserves required.

Accounting for Stock Options

The Company has used stock options to attract, retain, and reward employees for long-term service. Generally accepted accounting principles allow alternative methods of accounting for these awards. The Company has chosen to account for its stock plans (including stock option plans) under APB Opinion 25, "Accounting for Stock Issued to Employees". Since option exercise prices reflect the market value per share of the Company's stock upon grant, no compensation expense related to stock options is reflected in the Company's income statement. SFAS 123, "Accounting for Stock-Based Compensation", prescribes the alternative method of accounting for stock options. Had SFAS 123 been adopted, the Company would have recorded additional pre-tax costs of approximately $1.8 million for the year ended December 31, 2002. The pro-forma compensation cost was calculated using the Black-Scholes Options Pricing Model, which includes estimates based on assumptions for the risk-free interest rate, life of options and stock price volatility. Changes in the underlying assumptions could impact the pro-forma compensation cost.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146 (SFAS 146) "Accounting for Costs Associated with Exit or Disposal Activities", which supersedes EITF No. 94-3, "Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan as required by EITF No. 94-3. SFAS 146 is effective for restructuring activities initiated after December 31, 2002. This Statement does not require companies to adjust restructuring reserves recorded before 2003. The Company will apply SFAS 146 to future restructurings, if applicable. Currently, there is no intention to initiate such action. Refer to Forward Looking Statements below.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148 (SFAS 148) "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123; "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Refer to Note 1 of CDI's annual financial statements for additional disclosures related to stock-based compensation. The transition provisions of SFAS 148 are effective for years beginning after December 15, 2002. The Company is currently assessing the potential impact this Statement may have on the Company's financial position or results of operations should it elect to apply the transition provisions of this Statement.

Effective December 15, 2002, the Company adopted FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has assessed this Interpretation and has provided the necessary disclosures in Note 16 of the Notes to Consolidated Financial Statements.

Forward Looking Statements

The Company's growth prospects are influenced by broad economic trends. The pace of customer capital spending programs, new product launches and similar activities have a direct impact on the need for temporary and permanent employees. Should the U.S. economy decline during 2003, the Company's operating performance could be adversely impacted. The Company believes that its Plan of Restructure and strategic focus on targeted vertical market sectors provides some insulation from adverse trends. However, significant declines in the economy could result in the need for future cost reductions or changes in strategy.

Additionally, changes in government regulations could result in prohibition or restriction of certain types of employment services or the imposition of new or additional benefits, licensing or tax requirements with respect to the provision of employment services that may reduce CDI's future earnings. There can be no assurance that CDI will be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs as a result of any of the foregoing.

The staffing services market is highly competitive with limited barriers to entry. CDI competes in global, national, regional and local markets with numerous temporary staffing and permanent placement companies. Price competition in the staffing industry is significant, particularly for the provision of office clerical and light industrial personnel, and pricing pressures from competitors and customers are increasing. CDI expects that the level of competition will remain high in the future, which could limit CDI's ability to maintain or increase its market share or profitability.

Certain information in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain forward-looking statements can be identified by the use of forward-looking terminology such as, "believes", "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative thereof or other comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include risks and uncertainties such as competitive market pressures, material changes in demand from larger customers, availability of labor, the Company's performance on contracts, changes in customers' attitudes toward outsourcing, government policies or judicial decisions adverse to the staffing industry, changes in economic conditions and delays or unexpected costs associated with implementation of the Company's Plan of Restructure. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company assumes no obligation to update such information.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks associated with foreign currency fluctuations and changes in interest rates. The Company's exposure to foreign currency fluctuations relates to its operations in foreign countries conducted through subsidiaries operating primarily in the United Kingdom and Canada. Exchange rate fluctuations impact the U. S. dollar value of reported earnings derived from these foreign operations as well as the carrying value of the Company's investment in the net assets related to these operations. The Company generally does not engage in hedging activities with respect to foreign operations except for isolated situations involving inter-company payments that have not been material. The effects of foreign currency exchange rate fluctuations have been immaterial.

The Company's exposure to interest rate changes is not significant. As of December 31, 2002 and 2001, there were no bank borrowings and only immaterial amounts of other debt outstanding, none of which was variable rate debt. The Company's investment in money market and other short-term instruments are primarily at variable rates.

Item 8. **Financial Statements and Supplementary Data**

Consolidated Statements of Earnings

(In thousands, except per share data)	Years ended December 31, 2002	2001	2000
Revenues	**$ 1,169,475**	1,458,592	1,675,455
Cost of services	**864,682**	1,091,575	1,229,616
Gross profit	**304,793**	367,017	445,839
Operating and administrative expenses	**284,282**	368,086	392,500
Provision for restructure	**12,551**	21,958	-
Loss on the sale of assets	**1,259**	-	-
Operating profit (loss)	**6,701**	(23,027)	53,339
Interest (income) expense, net	**(115)**	3,065	5,189
Earnings (loss) from continuing operations before income taxes, minority interests and cumulative effect of accounting change	**6,816**	(26,092)	48,150
Income tax (expense) benefit	**(2,599)**	9,794	(18,467)
Earnings (loss) from continuing operations before minority interests and cumulative effect of accounting change	**4,217**	(16,298)	29,683
Minority interests	**135**	406	872
Earnings (loss) from continuing operations before cumulative effect of accounting change	**4,082**	(16,704)	28,811
Discontinued operations	**527**	1,094	4,192
Cumulative effect of accounting change, net of tax	**(13,968)**	-	
Net (loss) earnings	**$ (9,359)**	(15,610)	33,003
Basic (loss) earnings per share:			
Earnings (loss) from continuing operations	**$ 0.21**	(0.88)	1.51
Discontinued operations	**$ 0.03**	0.06	0.22
Cumulative effect of accounting change	**$ (0.73)**	-	-
Net (loss) earnings	**$ (0.49)**	(0.82)	1.73
Diluted (loss) earnings per share:			
Earnings (loss) from continuing operations	**$ 0.21**	(0.88)	1.51
Discontinued operations	**$ 0.03**	0.06	0.22
Cumulative effect of accounting change	**$ (0.71)**	-	-
Net (loss) earnings	**$ (0.48)**	(0.82)	1.73

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 41,148	26,255
Accounts receivable, less allowance for doubtful accounts of $7,683 - 2002; $8,162 - 2001	189,557	252,721
Short-term investments	58,477	-
Prepaid expenses	6,403	6,577
Income taxes receivable	6,101	-
Deferred income taxes	13,195	16,786
Assets of discontinued operations	-	14,840
Total current assets	314,881	317,179
Fixed assets, net	29,134	49,989
Deferred income taxes	11,750	5,709
Goodwill, net	68,334	87,469
Other assets	8,675	12,226
	$ 432,774	472,572
Liabilities and Shareholders' Equity		
Current Liabilities:		
Obligations not liquidated because of outstanding checks	$ 5,978	10,304
Accounts payable	25,008	29,684
Withheld payroll taxes	2,773	5,597
Accrued compensation and related costs	52,914	46,008
Other accrued expenses	29,328	42,620
Income taxes payable	-	2,512
Current portion of long-term debt	480	7,913
Liabilities of discontinued operations	-	3,513
Total current liabilities	116,481	148,151
Deferred compensation	8,492	12,396
Minority interests	-	1,375
Shareholders' Equity:		
Preferred stock, $.10 par value - authorized 1,000,000 shares; none issued	-	-
Common stock, $.10 par value - authorized 100,000,000 shares; issued 20,313,915 shares – 2002; 20,078,972 shares - 2001	2,031	2,008
Class B common stock, $.10 par value - authorized 3,174,891 shares; none issued	-	-
Additional paid-in capital	22,975	17,629
Retained earnings	306,339	315,698
Accumulated other comprehensive loss	(610)	(2,038)
Unamortized value of restricted stock issued	(800)	(690)
Less common stock in treasury, at cost - 958,465 shares - 2002; 950,502 shares - 2001	(22,134)	(21,957)
Total shareholders' equity	307,801	310,650
	$ 432,774	472,572

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)		2002	2001	2000
		Years ended December 31,		
Continuing Operations				
Operating activities:				
Net (loss) earnings	$	**(9,359)**	(15,610)	33,003
Net income from discontinued operations		**(527)**	(1,094)	(4,192)
Cumulative effect of accounting change, net of tax		**13,968**	-	-
Earnings (loss) from continuing operations		**4,082**	(16,704)	28,811
Minority interests		**135**	406	872
Depreciation		**24,457**	21,926	17,661
Amortization of goodwill		**-**	5,706	5,518
Non-cash provision for restructure expenses		**8,530**	21,409	-
Loss on sale of assets		**1,259**	-	-
Income tax (expense) benefit less tax payments		**(612)**	(22,150)	(920)
Change in assets and liabilities, net of effects from acquisitions:				
Decrease (increase) in accounts receivable		**62,233**	103,479	(22,450)
(Decrease) increase in payables and accrued expenses		**(18,086)**	(18,381)	22,673
Other		**1,852**	3,145	(1,349)
		83,850	98,836	50,816
Investing activities:				
Purchases of fixed assets		**(10,144)**	(19,112)	(29,792)
Purchases of short-term investments		**(58,477)**	-	-
Acquisitions, net of cash acquired		**(4,146)**	(11,806)	(11,677)
Other		**2,415**	1,742	(1,517)
		(70,352)	(29,176)	(42,986)
Financing activities:				
Borrowings on long-term debt		**-**	10,581	37,661
Payments on long-term debt		**(7,433)**	(55,530)	(53,689)
Obligations not liquidated because of outstanding checks		**(4,326)**	(12,264)	1,354
Proceeds from stock plans		**4,476**	-	231
Other		**(158)**	4	(60)
		(7,441)	(57,209)	(14,503)
Net cash flows from continuing operations		**6,057**	12,451	(6,673)
Net cash flows from discontinued operations		**8,836**	2,372	6,676
Increase in cash and cash equivalents		**14,893**	14,823	3
Cash and cash equivalents at beginning of year		**26,255**	11,432	11,429
Cash and cash equivalents at end of year	$	**41,148**	26,255	11,432

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholder's Equity

(In thousands)		Years ended December 31,	
	2002	2001	2000
Common stock			
Beginning of year	**$ 2,008**	2,002	2,000
Exercise of stock options	**18**	-	2
Restricted stock issued	**1**	5	-
Stock purchase plans	**4**	1	-
End of year	**$ 2,031**	2,008	2,002
Additional paid-in capital			
Beginning of year	**$ 17,629**	16,677	16,539
Exercise of stock options	**4,069**	57	250
Restricted stock-issued	**338**	698	-
Restricted stock-vesting/forfeiture	**5**	(83)	(35)
Restricted stock-change in value	**14**	8	(147)
Stock purchase plans	**920**	272	70
End of year	**$ 22,975**	17,629	16,677
Retained earnings			
Beginning of year	**$ 315,698**	331,308	298,305
Net (loss) earnings	**(9,359)**	(15,610)	33,003
End of year	**$ 306,339**	315,698	331,308
Accumulated other comprehensive loss			
Beginning of year	**$ (2,038)**	(1,999)	(611)
Translation adjustment	**1,428**	(582)	(845)
Unrealized loss on investment	**-**	543	(543)
End of year	**$ (610)**	(2,038)	(1,999)
Unamortized value of restricted stock issued			
Beginning of year	**$ (690)**	(230)	(945)
Restricted stock-issued	**(339)**	(702)	-
Restricted stock-vesting/forfeiture	**45**	23	479
Restricted stock-change in value	**(14)**	(8)	147
Restricted stock-amortization of value	**198**	227	89
End of year	**$ (800)**	(690)	(230)
Treasury stock			
Beginning of year	**$ (21,957)**	(21,963)	(21,444)
Restricted stock issued	**-**	29	-
Exercise of stock options	**-**	-	(40)
Restricted stock-forfeiture	**(45)**	(23)	(479)
Shares repurchased	**(132)**	-	-
End of year	**$ (22,134)**	(21,957)	(21,963)
Comprehensive (loss) income			
Net (loss) earnings	**$ (9,359)**	(15,610)	33,003
Translation adjustment	**1,428**	(582)	(845)
Unrealized loss on investment	**-**	543	(543)
	$ (7,931)	(15,649)	31,615

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

(In thousands, except shares, per share data and ratios)

Note 1 - Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of CDI Corp. ("CDI" or the "Company") and all wholly-owned and majority-owned subsidiaries after elimination of inter-company balances and transactions.

For comparative purposes, prior period financial statements have been restated to reflect Emerging Issues Task Force Consensus No. 01-14 "Income Statement Characterization of Reimbursement Received for 'Out-of-Pocket' Expenses Incurred". In connection with the implementation of Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company has reflected the results of its former subsidiary, Modern Engineering, Inc., as a discontinued operation in the accompanying financial statements.

Use of Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Company can be affected by a variety of factors including uncertainty relating to the performance of the U.S. economy, competition, demand for the Company's services, adverse litigation and claims and the hiring, training and retention of key employees.

Cash Equivalents and Short-term Investments - Cash equivalents include investments in highly liquid securities that have a maturity within 90 days from their date of acquisition. Short-term investments include investments with an original maturity date greater than 90 days. All the Company's cash equivalents and short-term investments represent investments in money market instruments or debt securities. Short-term investments include securities classified as available-for-sale, as well as a security classified as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Instruments".

Available-for-sale securities are carried at fair value based on quoted prices. Cost of securities available-for-sale is adjusted for amortization of premiums or discounts to maturity. Interest income and amortization of premiums and discounts are included in interest (income) expense. Cost of securities sold is based on the specific identification method. Gains and losses related to available-for-sale securities have been immaterial.

The held-to-maturity investment was purchased during 2002 and is one of which the Company has the intent to hold the investment until its maturity. The investment is carried at cost that equals fair value and was purchased at par. Interest income is included in interest (income) expense.

Fair Value of Financial Instruments - The Company's carrying value of financial instruments approximates fair value because of the nature and characteristics of its financial instruments. The Company does not have any off-balance sheet financial instruments. The Company does not generally have derivative products in place to manage risks related to foreign currency fluctuations for its foreign operations or for interest rate changes.

Allowance for Doubtful Accounts - An allowance is provided against accounts receivable that are not expected to be collected. This reserve is based upon historical experience, as well as estimates based on Management's judgments in specific matters.

Fixed Assets – Fixed assets are stated at cost and are depreciated over their estimated useful lives, principally by the straight-line method. Estimated useful lives range from 3 to 7 years for computers and systems and 5 to 7 years for equipment and furniture. Generally, leasehold improvements are amortized over the life of the lease.

Goodwill - Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 - "Goodwill and Other Intangible Assets". Accordingly, the Company ceased amortizing goodwill effective January 1, 2002; tested goodwill carried in its balance sheet as of January 1, 2002 for impairment; and will test for impairment at least annually thereafter. A portion of the goodwill carried in the Company's balance sheet as of January 1, 2002 was impaired and has been written off. In accordance with the transition provisions of SFAS 142, the write-off of this goodwill, net of income tax benefit, is reflected as a change in accounting as of January 1, 2002 and is presented in the Consolidated Statements of Earnings as such. See note 7 for additional disclosures related to goodwill.

Long-Lived Assets - Effective January 1, 2002, the Company also adopted Statement of Financial Accounting Standards No. 144 -"Accounting for the Impairment or Disposal of Long-Lived Assets" . The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell. See note 13 for additional disclosures related to the disposal of long-lived assets reflected as discontinued operations in the accompanying financial statements.

Obligations Not Liquidated Because of Outstanding Checks - The Company manages its levels of cash in banks to minimize its cash balances. Cash balances as reflected by banks are higher than the Company's book balances because of checks that are outstanding throughout the banking system. Cash is generally not provided to bank accounts until checks are presented for payment. The differences in balances created by the outstanding checks result in negative cash balances in the Company's records. These negative balances are reflected in current liabilities as Obligations Not Liquidated Because of Outstanding Checks.

Revenue Recognition - The Company derives its revenues from several sources. All of the Company's segments perform staffing services. The Company's PM segment also performs project and outsourcing services, which may involve fixed-price contracts. MRI derives the majority of its revenue from initial franchise fees, permanent placement fees and continuing franchise royalties.

Effective January 1, 2002, the Company implemented Emerging Issues Task Force Consensus No. 01-14 "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" (the "Consensus"). The Consensus requires that certain reimbursable costs incurred and re-billed to customers be included in both revenues and cost of services, rather than "netting" these amounts in revenues. The effect of the Consensus was to increase revenues and cost of services by $31,494, $54,806 and $63,869 in 2002, 2001 and 2000, respectively. All financial statements presented in this document have been reclassified to conform to this Consensus.

Staffing Services - Revenues derived from staffing services are recorded on a gross basis as services are performed and associated costs have been incurred using employees of the Company. In these circumstances, the Company assumes the risk of acceptability of its employees to its customers. In certain cases, the Company may utilize other companies and their employees to fulfill customer requirements. In these cases the Company receives an administrative fee for arranging for, billing for and collecting the billings related to these companies. The customer is typically responsible for assessing the work of these companies who have responsibility for the acceptability of their personnel to the customer. The Company reflects revenues derived from this relationship net of associated costs.

Project and Outsourcing Services – These services are generally provided on a cost-plus-fixed-fee or time-and-material basis. Typically, a customer will outsource a discrete project or activity and the Company assumes responsibility for performance of the function or project. The Company recognizes revenues and associated costs on a gross basis as services are performed and costs are incurred using its employees. In instances where these services are provided on a fixed-price basis, the Company recognizes revenues using the percentage-of-completion method, and periodically evaluates the need to provide for any losses on these projects. Fixed price contracts comprised approximately 4% of consolidated revenues in 2002.

Initial Franchise Fees - Fees related to sales of new franchises are deferred until the franchise commences operations, at which time the Company has substantially fulfilled its requirements under the franchise agreement.

Permanent Placement Fees and Continuing Franchise Royalties – The Company earns permanent placement fees from its company-owned operations and royalties from its franchisees. Fees for contingent searches are recognized at the time the candidate commences employment. For retained searches, where the Company or the franchisee receives a fee for specific services rendered, such revenues are recognized as the related services are rendered. Revenues associated with Company-owned operations are recorded on a gross basis and royalties from franchisees are recorded on a net basis as a component of revenue.

Stock-Based Compensation - The Company uses the intrinsic value method of accounting for stock options and other forms of stock-based compensation granted to employees and directors, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". No compensation cost has been recognized for grants of stock options because option exercise prices are not less than the fair market value of the underlying common stock at dates of grant. Compensation cost has been recognized for restricted stock issued and for units granted under the Stock Purchase Plan and Stock Unit Plan.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", uses a fair value based method of accounting for stock-based compensation. The following table reflects the pro-forma effect on net (loss) earnings and (loss) earnings per share for the years ended December 31, 2002, 2001 and 2000 if the Company had adopted the fair value recognition provisions of SFAS No. 123:

	2002	2001	2000
Net (loss) earnings, as reported	**$ (9,359)**	(15,610)	33,003
Stock-based employee and director compensation cost included in reported net (loss) earnings, net of income tax effect	**1,083**	647	460
Stock-based employee and director compensation cost under fair value-based method, net of income tax effect	**(2,199)**	(2,269)	(1,959)
Pro-forma net (loss) earnings	**$ (10,475)**	(17,232)	31,504
Net (loss) earnings per share:			
Basic - as reported	**$ (0.49)**	(0.82)	1.73
Basic - pro-forma	**$ (0.55)**	(0.90)	1.65
Diluted - as reported	**$ (0.48)**	(0.82)	1.73
Diluted - pro-forma	**$ (0.54)**	(0.90)	1.65

Pro-forma net (loss) earnings for the years ended December 31, 2001 and 2000 have been revised from those previously reported to give effect to impact that cancellations of stock options would have had on costs if SFAS 123 had been adopted.

The pro-forma compensation cost using the fair value-based method under SFAS No. 123 includes valuations related to stock options granted since January 1, 1995 using the Black-Scholes Option Pricing Model. The weighted average fair value of options granted during 2002, 2001 and 2000 has been estimated using the following assumptions:

	2002	2001	2000
Risk-free interest rate	**4.72%**	4.84%	6.43%
Expected life of option	**7 years**	10 years	10 years
Expected stock price volatility	**36%**	40%	46%
Expected dividend yield	**-**	-	-

Per Share Data - Earnings (loss) used to calculate both basic and diluted earnings (loss) per share for all periods are the reported earnings (loss) in the Company's consolidated statement of earnings. Because of the Company's capital structure, all reported earnings (loss) pertain to common shareholders and no assumed adjustments are necessary.

The number of common shares used to calculate basic and diluted earnings per share for 2002, 2001 and 2000 was determined as follows:

	2002	2001	2000
Basic:			
Average shares outstanding	**19,254,504**	19,086,755	19,073,267
Restricted shares issued not vested	**(46,031)**	(10,000)	(29,795)
	19,208,473	19,076,755	19,043,472
Diluted:			
Shares used for basic	**19,208,473**	19,076,755	19,043,472
Dilutive effect of stock options	**264,636**	-	7,757
Dilutive effect of units under the Stock Purchase Plan	**91,183**	-	52,183
Dilutive effect of restricted shares issued not vested	**14,586**	-	1,020
	19,578,878	19,076,755	19,104,432

In 2001 only, basic and diluted shares are the same because including the effect of common stock equivalents such as stock options, units under the Company's Stock Purchase Plan and restricted shares issued but not yet vested would have been antidilutive.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires an asset and liability approach of accounting for income taxes. SFAS 109 requires assessment of the likelihood of realizing benefits associated with deferred tax assets for purposes of determining whether a valuation allowance is needed for such deferred tax assets. The Company and its wholly-owned U.S. subsidiaries file a consolidated federal income tax return.

Foreign Currency Translation - Foreign subsidiaries of the Company use local currency as the functional currency. Net assets are translated at year-end rates while revenues and expenses are translated at average exchange rates. Adjustments resulting from these translations are reflected in accumulated other comprehensive loss in shareholders' equity. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of (loss) earnings.

Comprehensive Income - Comprehensive (loss) income consists of net earnings, foreign currency translation adjustments and adjustments related to an equity investment which was classified as an available-for-sale security.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146 (SFAS 146) - "Accounting for Costs Associated with Exit or Disposal Activities", which supersedes EITF No. 94-3, "Liability Recognition for Certain Employees Termination Benefits and

Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan as required by EITF No. 94-3. SFAS 146 is effective for restructuring activities initiated after December 31, 2002. This Statement does not require companies to adjust restructuring reserves recorded before 2003. The Company will apply SFAS 146 to future restructurings, if applicable. Currently, there is no intention to initiate such action.

In December 2002, the Financial Accounting Standards board issued Statement of Financial Accounting Standard No. 148 (SFAS 148) - "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. For additional disclosures related to stock-based compensation see the discussion above and Note 11 – Stock Based Plans. The transition provisions of SFAS 148 are effective for years beginning after December 15, 2002. The Company is currently assessing the potential impact this Statement may have on the Company's financial position or results of operations should it elect to apply the transition provisions of this Statement.

Effective December 15, 2002, the Company adopted FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has assessed this Interpretation and has provided the necessary disclosures in Note 16 – Leases.

Note 2 - Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments as of December 31, 2002 and 2001 were comprised of the following:

	2002	2001
Cash	$ 12,659	8,155
Cash equivalents	28,489	18,100
	$ 41,148	26,255
Short-term investments:		
Available-for-sale	$ 43,252	-
Held-to-maturity	15,225	-
	$ 58,477	-

All the Company's short-term investments originated during 2002 as a result of continuing strong cash flow during the year. These investments are in very liquid, high quality debt securities with diversification among the investments based upon established guidelines. Amortized cost approximates fair value. Gains and losses during 2002 were immaterial and there were no transfers of investments between classifications of short-term investments.

All of the Company's available-for-sale securities reflect investments in corporate bonds, various government agencies and commercial paper. The Company's held-to-maturity investment is a certificate of deposit, which had a one-year maturity when purchased.

Contractual maturities of available-for-sale securities as of December 31, 2002 of $13,511 were for securities maturing in one year or less and $29,487 for securities maturing in one to four years.

Note 3 - Accounts Receivable

The Company's principal asset is accounts receivable. Substantially all of the Company's customers are provided trade credit. The primary users of the Company's services are large industrial organizations, many of which are Fortune 1000 companies. The provision for doubtful accounts was $3,246 in 2002, $9,436 in 2001 and $3,863 in 2000.

Significant portions of the Company's revenue base and receivables are concentrated in certain industries. At December 31, 2002 and 2001, receivables from customers in the electronics/information processing industries comprised approximately 15% and 20%, respectively, of consolidated receivables, receivables from customers in the aircraft/aerospace industries comprised approximately 10% and 10%, respectively, of consolidated receivables and customers in the chemicals/pharmaceuticals industry comprised approximately 15% and 10%, respectively, of consolidated receivables.

Note 4 - Note Receivable from Officer

In March of 2002, the Company advanced $1,800 to its President and Chief Executive Officer in conjunction with his relocation. The loan was repayable no later than July 31, 2002, bore interest at the prime rate, and was collateralized by the Executive's former residence. The loan and related accrued interest was repaid in July of 2002.

Note 5 - Acquisitions

Investments in businesses acquired totaled $4,146, $6,333 and $9,265 for the years ended December 31, 2002, 2001 and 2000, respectively. All acquisitions were accounted for using the purchase method. For 2002, assets of $2,636 were acquired, all of which was goodwill. The remaining $1,510 paid in 2002, was to acquire the interest of all remaining minority shareholders. For 2001, assets of $4,451 were acquired (including goodwill of $4,180) along with liabilities of $293. A portion of the investment in 2001 reduced minority interest by $2,175. For 2000, assets of $8,297 were acquired (including goodwill of $6,825) along with liabilities of $46. A portion of the investment in 2000 reduced minority interests by $1,014.

Certain payments for investments in businesses in earlier years were made in a year following the year in which the acquisition occurred. Cash used in investing activities in the Consolidated Statements of Cash Flows reflects the year in which the cash outlay occurred.

Financial results of the acquired operations are reflected in the accompanying Consolidated Statements of Earnings from dates of acquisition. The acquisitions did not have a significant effect on reported earnings in the year of acquisition, and earnings would not have been significantly different from reported earnings had the acquisitions occurred at the beginning of the respective years.

Note 6 - Fixed Assets

Fixed assets at December 31, 2002 and 2001 were comprised of the following:

	2002	2001
Computers and systems	**$ 75,815**	97,545
Equipment and furniture	**27,213**	30,382
Leasehold improvements	**12,082**	12,207
	115,110	140,134
Accumulated depreciation	**(85,976)**	(90,145)
	$ 29,134	49,989

Note 7- Goodwill

The adoption of SFAS 142 required testing as of January 1, 2002 to evaluate the recoverability of goodwill carried in the Company's balance sheet as of that date. The valuations indicated that goodwill pertaining to certain units was impaired. The Company used current and projected earnings, cash flows and comparable market data to determine the fair market value of each unit. The impairment was based on the lower of the carrying cost of the underlying net assets -vs.- their fair market value. Testing for impairment of goodwill prior to January 1, 2002 was based upon undiscounted cash flows from the related assets compared to the fair value approach required under SFAS 142.

Impairment charges related to the adoption of SFAS 142 for the write-off of goodwill of $21,401 (PS - $15,007; PM - $164; MRI - $6,230) or $13,968 after income tax effect, have been recorded and are presented in the Company's Consolidated Statements of Earnings as the cumulative effect of a change in accounting.

Required annual testing under SFAS 142 was conducted as of July 1, 2002. The results of this testing indicated no further impairment to goodwill.

Under SFAS 142, amortization of goodwill ceased January 1, 2002. The following table compares earnings (loss) from continuing operations before cumulative effect of accounting change, discontinued operations and net (loss) earnings (as well as per share amounts) for the years ended December 31, 2002, 2001 and 2000, respectively, as if SFAS 142 had been if effect for 2001 and 2000:

		2002	2001	2000
Earnings (loss) from continuing operations before cumulative effect of accounting change:				
Reported	**$**	**4,082**	(16,704)	28,811
Add goodwill amortization, after tax		**-**	4,377	4,200
As adjusted	**$**	**4,082**	(12,327)	33,011
Discontinued operations:				
Reported	**$**	**527**	1,094	4,192
Add goodwill amortization, after tax		**-**	31	30
As adjusted	**$**	**527**	1,125	4,222
Net (loss) earnings:				
Reported	**$**	**(9,359)**	(15,610)	33,003
Add goodwill amortization, after-tax		**-**	4,408	4,230
As adjusted	**$**	**(9,359)**	(11,202)	37,233
Basic (loss) earnings per share:				
Continuing operations - Reported	**$**	**0.21**	(0.88)	1.51
Continuing operations - As adjusted	**$**	**0.21**	(0.65)	1.73
Discontinued operations - Reported	**$**	**0.03**	0.06	0.22
Discontinued operations - As adjusted	**$**	**0.03**	0.06	0.22
Net (loss) earnings - Reported	**$**	**(0.49)**	(0.82)	1.73
Net (loss) earnings - As adjusted	**$**	**(0.49)**	(0.59)	1.96
Diluted (loss) earnings per share:				
Continuing operations - Reported	**$**	**0.21**	(0.88)	1.51
Continuing operations - As adjusted	**$**	**0.21**	(0.65)	1.73
Discontinued operations - Reported	**$**	**0.03**	0.06	0.22
Discontinued operations - As adjusted	**$**	**0.03**	0.06	0.22
Net (loss) earnings - Reported	**$**	**(0.48)**	(0.82)	1.73
Net (loss) earnings - As adjusted	**$**	**(0.48)**	(0.59)	1.95

Changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

		Professional Services	Project Management	Management Recruiters	Todays Staffing	Total
Balance at December 31, 2001	$	33,220	14,526	16,199	23,524	87,469
Purchase of minority shareholder interests		2,636	-	-	-	2,636
Write-off of goodwill for impairment		(15,007)	(164)	(6,230)	-	(21,401)
Other		(235)	-	(135)	-	(370)
Balance at December 31, 2002	$	20,614	14,362	9,834	23,524	68,334

Note 8 - Debt

The Company generated sufficient cash flow in 2001 that permitted it to repay all borrowings from banks. Strong cash flow continued throughout 2002 and, as a result, there was no outstanding bank borrowings during 2002. Effective January 3, 2003 the Company terminated its unsecured revolving credit agreement with a syndicate of banks that permitted borrowings of up to $75.0 million. This agreement was scheduled to end March 31, 2003.

As of December 31, 2002, debt outstanding of $480 was for the purchase of computers and systems that will mature during 2003.

Note 9 - Provision for Restructure

During 2002, the Company continued to execute the multi-phased Plan of Restructure adopted by CDI's Board of Directors in December 2001, and as planned, took additional actions during the first and third quarters of 2002. Implementation of the Plan of Restructure resulted in charges of $21,958 in the fourth quarter of 2001 and $4,053 and $8,498 in the first and third quarters of 2002, respectively. The 2001 charges related to the decommissioning of the Company's former enterprise resource planning system, the closing of 25 regional offices and termination of approximately 350 employees. The 2002 charges related to the closing of approximately 75 field offices and the termination of approximately 220 employees.

The breakdown of the restructuring charges among operating segments were as follows:

	2002	2001
Professional Services	$ **2,492**	11,567
Project Management	**3,978**	7,069
Management Recruiters	**1,595**	1,936
Todays Staffing	**3,861**	596
Corporate	**625**	790
	$ **12,551**	21,958

Details of the restructuring charges for 2001 and 2002 were outlined below:

	Net Accrual at December 31, 2000	New Provision	Reduction of Assets	Cash Expenditures	Net Accrual at December 31, 2001
Asset impairments	$ -	13,763	(13,763)	-	-
Provision for severance	-	4,716	-	(717)	3,999
Provisions for termination of operating leases	-	3,479	-	-	3,479
	$ -	21,958	(13,763)	(717)	7,478

	Net Accrual at December 31, 2001	New Provision	Reduction of Assets	Cash Expenditures	Net Accrual at December 31, 2002
Asset impairments	$ -	3,217	(3,217)	-	-
Provision for severance	3,999	3,479	-	(4,118)	3,360
Provisions for termination of operating leases	3,479	5,855	-	(3,795)	5,539
	$ 7,478	12,551	(3,217)	(7,913)	8,899

The provision for severance in 2002 includes a credit of $730 for the reversal of excess severance provisions recorded in 2001.

The Company anticipates that the remaining liability for operating leases will be substantially paid by December 31, 2005. The remaining liability for severance will be paid in 2003. It is Management's intent to liquidate its remaining lease obligations as soon as possible. The accrual for the provision for restructure is included in accrued expenses in the accompanying consolidated balance sheets.

Note 10 - Capital Stock

Stock Classification - Common stock and Class B common stock have equal rights except that dividends (other than stock dividends) may be declared and paid on common stock in excess of amounts declared and paid on Class B common stock. Class B common stock is convertible on a share-for-share basis into common stock. Class B shares so converted are then cancelled. At December 31, 2002 and 2001 no Class B common shares were issued.

Restricted Common Stock - The Company issued shares of restricted common stock that vest with the passage of time (ranging from two to five years) and based on the percentage achievement of pre-determined goals (covering a period of five years). Shares that do not vest are forfeited.

Restricted common shares that vest over time have a fixed value when issued. The value of restricted shares that vest based on performance will fluctuate with changes in the fair market value of the common shares until there is a determination as to their vesting. Over the period of time that these shares may become vested, there will be charges to earnings based upon the associated fair value of the shares. As such charges occur, unamortized value of restricted stock issued will be reduced. To the extent that restricted shares are forfeited, unamortized value will also be reduced and the forfeited shares will be placed in treasury stock.

Changes in common shares issued and treasury shares for the years ended December 31, 2002, 2001 and 2000 follow:

	2002	2001	2000
Shares issued			
Beginning of year	**20,078,972**	20,015,561	19,999,463
Exercise of stock options	**178,548**	4,000	12,622
Restricted stock issued	**13,000**	45,000	-
Stock purchase plans	**43,395**	14,411	3,476
End of year	**20,313,915**	20,078,972	20,015,561
Treasury shares			
Beginning of year	**950,502**	950,135	927,651
Exercise of stock options	-	-	2,517
Restricted stock issued	-	(1,250)	-
Restricted stock forfeiture	**2,963**	1,617	19,967
Shares repurchased	**5,000**	-	-
End of year	**958,465**	950,502	950,135

Note 11 - Stock Based Plans

As of December 31, 2002 the Company had issued non-qualified stock options to purchase shares of the Company's common stock under two plans, the most recent of which was adopted in 1998 (the "1998 Plan"). Since the adoption of the 1998 Plan, no options were granted under the other plan.

Non-qualified stock options under the 1998 Plan may be granted to employees, directors and consultants. No options have been granted to consultants. Grants under the 1998 Plan, except for certain non-employee directors whose retainer fees may be paid in whole or in part via stock options, are determined by the Compensation Committee of the Board of Directors. The option price at which options are to be exercised may not be less than 100% of the fair market value per share of the Company's common stock on the date of grant. The terms for which options are granted are also determined by the Committee and have generally been for seven and ten years.

As of December 31, 2002, 2,196,163 shares of common stock were reserved for future issuance under these plans upon the exercise of stock options. Activity under the plans for each of the years ended December 31, 2000, 2001 and 2002 was as follows:

	Shares subject to options	Weighted average exercise price
December 31, 1999	1,137,034	$ 27.56
Granted	742,141	$ 20.94
Exercised	(12,622)	$ 18.32
Cancelled	(593,912)	$ 27.46
December 31, 2000	1,272,641	$ 25.72
Granted	869,730	$ 15.40
Exercised	(4,000)	$ 14.23
Cancelled	(414,658)	$ 25.49
December 31, 2001	1,723,713	$ 20.59
Granted	345,435	$ 22.49
Exercised	(178,548)	$ 20.52
Cancelled	(345,268)	$ 23.36
December 31, 2002	1,545,332	$ 20.42

Additional information regarding stock options outstanding as of December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Range of exercise prices:			
Lowest	**$ 14.23**	14.23	15.31
Highest	**$ 46.50**	46.50	46.50
Weighted average remaining life	**6.6 years**	7.8 years	7.0 years
Options exercisable:			
Number of shares	**422,950**	439,886	334,597
Weighted average exercise price	**$ 24.15**	30.71	30.46

Under the terms of a stock purchase plan ("SPP"), designated employees and non-employee directors have the opportunity to purchase shares of the Company's common stock on a pre-tax basis. Employee participants use a portion of their annual bonus awards to purchase SPP units. Certain senior management personnel are required to participate by using 25% of their annual bonus awards to purchase SPP units and can elect participation for up to an additional 25%. Other employee participants can elect to use up to 25%. Non-employee directors may participate by using some or all of their retainer fees to purchase SPP units. The Company makes a matching contribution of one SPP unit for every three units purchased by a participant on a voluntary basis. The number of units is determined by dividing the annual bonus or retainer fee used to purchase SPP units by the fair market value of a share of the Company's common stock on the date a participant's account is credited with the SPP units. Vesting of units occurs over a period of three to ten years as chosen by the participant. If a participant's employment or service on the Company's Board of Directors ceases for any reason after three years from the start of the vesting period, the participant will receive shares of the Company's common stock equal to the number of associated units. If employment for an employee participant terminates within the first three years of the vesting period and depending on the circumstances related to termination, the employee could receive cash in lieu of shares that does not take into account appreciation in value of the shares or the Company's matching contribution. If a non-employee director does not stand for re-election to the Board, he will receive shares of the Company's common stock for his SPP units regardless of the vesting period chosen.

Under the terms of the stock unit plan ("SUP"), designated employees have the opportunity to earn shares of the Company's common stock. Current grants under the plan vest with three continuous years of service ending June 30, 2003. If employment of a participant in the plan terminates for any reason before June 30, 2003 all benefits are forfeited.

There are 158,138 SPP and SUP units (including Company matching units) outstanding as of December 31, 2002. The units were determined using a weighted average market price of $20.53 per share. Costs charged to earnings during 2002, 2001 and 2000 related to these plans were $1,456, $824, and $657, respectively. Costs charged to earnings related to employee participants include the amount of the deferred bonus for the year used to purchase SPP units plus a portion of the value of the Company match SPP units credited to participants' accounts. Company match SPP units and SUP units have a fixed value determined at the time participants accounts are credited, which value is charged to earnings over a three-year period, the minimum period over which employee participants vest in these units. Costs charged to earnings related to non-employee directors include the amount of the deferred retainer fees used to purchase SPP units plus the value of the Company match SPP units credited to a director's account. These Company match units have a fixed value that is charged to earnings over a one-year period.

Note 12 - Income Taxes

Pretax earnings (loss) from continuing operations for the years ended December 31, 2002, 2001 and 2000 were taxed in the following jurisdictions:

	2002	2001	2000
United States	**$ (214)**	(29,537)	40,750
Foreign	**7,030**	3,445	7,400
	$ 6,816	(26,092)	48,150

Income tax (expense) benefit relating to continuing operations for the years ended December 31, 2002, 2001 and 2000 was comprised of the following:

	Total	Federal	State	Foreign
2002				
Current	**$ 2,087**	**5,096**	**(538)**	**(2,471)**
Deferred	**(4,686)**	**(5,580)**	**958**	**(64)**
	$ (2,599)	**(484)**	**420**	**(2,535)**
2001				
Current	$ (4,246)	(672)	(1,554)	(2,020)
Deferred	14,040	9,178	4,677	185
	$ 9,794	8,506	3,123	(1,835)
2000				
Current	$ (24,124)	(16,713)	(3,069)	(4,342)
Deferred	5,657	4,356	1,322	(21)
	$ (18,467)	(12,357)	(1,747)	(4,363)

The effective income tax rates relating to continuing operations for the years ended December 31, 2002, 2001 and 2000 differed from the applicable federal rate as follows:

	2002	2001	2000
Federal rate	**(35%)**	35%	(35%)
State income taxes, net	**14%**	7%	(2%)
Expenses permanently nondeductible for tax purposes	**(7%)**	(4%)	(1%)
Foreign income taxes	**3%**	-	-
Increase in valuation allowance	**(16%)**	-	-
Income tax credits	**3%**	-	-
Effective income tax rate	**(38%)**	38%	(38%)

The tax effects of the principal components creating net deferred income tax assets as of December 31, 2002 and 2001 were as follows:

	2002	2001
Components creating deferred tax assets:		
Expenses not currently deductible (principally compensation and payroll-related)	$ 20,904	26,059
Intangible assets amortization	2,651	140
Basis differences for fixed assets	1,666	-
Other	443	429
Loss carry forwards	6,461	3,287
Credit carry forwards	744	-
Valuation allowance	(1,027)	(13)
	31,842	29,902
Components creating deferred tax liabilities:		
Deferral of revenues and accounts receivable	(3,084)	(1,524)
Basis differences for fixed assets	-	(2,442)
Other	(3,813)	(3,441)
	(6,897)	(7,407)
	$ 24,945	22,495

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the benefits of the deferred tax assets will not be achieved. The ultimate realization of deferred tax assets is dependent upon several factors, including past and future taxable income. Based upon the Company's assessment of the prospects for achieving the benefits of the deferred tax assets, the Company has determined that it is more likely than not that such benefits will be realized.

At December 31, 2002 for state income tax purposes, there are operating loss carryforwards aggregating approximately $87.0 million expiring in varying amounts from 2005 through 2019.

Note 13 - Discontinued Operations

In June of 2002 the Company sold the net operating assets of its Modern Engineering, Inc. ("Modern") subsidiary that operated in its PM segment. Modern provided technical staffing services to the automotive industry. In conjunction with the implementation of SFAS 144, a pre-tax loss for disposal of these assets of $1,160 had been recognized. The operations of Modern were a component of CDI, as that term is defined in SFAS 144, and accordingly, are reflected as discontinued operations in the accompanying financial statements.

The earnings from discontinued operations for the years ended December 31, 2002, 2001 and 2000 and related net assets as of December 31, 2002 and 2001 are as follows:

	2002	2001	2000
Earnings:			
Revenues	$ 32,674	86,055	108,151
Gross profit	$ 5,718	15,817	20,920
Operating and administrative expenses	5,860	13,927	14,454
Provision for disposal of assets	1,160	-	-
(Loss) earnings before income taxes	(1,302)	1,890	6,466
Income tax benefit (expense)	1,829	(796)	(2,274)
Earnings from discontinued operations	$ 527	1,094	4,192
Net Assets:			
Assets (principally accounts receivable and deferred income taxes)	$ -	14,840	-
Liabilities (principally accounts payable and accrued expenses)	-	(3,513)	-
Net assets	$ -	11,327	-

Note 14 - Legal Proceedings and Claims

The Company has litigation and other claims pending which have arisen in the ordinary course of business. There are substantive defenses and/or insurance and accounting reserves such that the outcome of these items should not have a material adverse effect on the financial condition or results of operations of the Company.

Note 15 - Retirement Plans

Trusteed contributory and non-contributory defined contribution retirement plans have been established for the benefit of eligible employees. Costs of the plans are charged to earnings and are based on either a formula using a percentage of compensation or an amount determined by the Board of Directors of the Company. Costs of the plans that are qualified for income tax purposes are funded. Costs of plans that are not qualified are not funded. Charges to earnings for these retirement plans for the years ended December 31, 2002, 2001 and 2000 were $4,803, $4,099 and $5,771, respectively.

The Company does not provide other post-retirement or post-employment benefits.

Note 16 - Leases

Offices used for sales, recruiting and administrative functions and facilities used for in-house engineering, design and drafting are occupied under numerous leases that expire through 2009. In addition, there are leases for computers and office equipment. Due to the Plan of Restructure, CDI has entered into several non-cancelable sublease arrangements whereby the Company is now the sublessor. However, if the sublessee defaults, the Company will remain liable for the lease obligation.

The rental expenses and sublease proceeds for the years ended December 31, 2002, 2001 and 2000 are as follows:

		2002	2001	2000
Rental expense	$	**16,466**	28,684	26,679
Sublease proceeds	$	**708**	339	-

For periods after December 31, 2002, approximate minimum annual rental payments under non-cancelable leases and inflows under non-cancelable subleases are presented in the table below. These amounts include accrued lease liabilities of $5,539 included in the liability for restructure as of December 31, 2002.

	2003	2004	2005	2006	2007	There-after
Future minimum lease payments on non-cancelable leases	**$ 13,149**	11,372	7,883	3,746	1,873	5,627
Future minimum proceeds to be received under non-cancelable subleases	**$ 1,992**	1,807	1,494	384	131	16

Note 17 – Operating Segments

The Company's internal reporting structure is based upon type of services provided and, in the case of certain services having similar characteristics, upon management responsibility.

PS provides staffing, managed staffing and functional outsourcing services to the technical and technological markets.

PM provides staffing and outsourcing services engaging personnel who provide engineering, engineering support and technical services through its specialized divisions.

MRI provides search and recruiting services for the permanent employment of management personnel. It also provides temporary administrative, clerical and management staffing services through several specialized divisions.

Todays provides temporary administrative, clerical and legal staffing services.

Operating segment data for the years ended December 31, 2002, 2001 and 2000 follows.

	2002	2001	2000
Revenues:			
Professional Services	$ 622,931	809,549	911,775
Project Management	311,256	352,210	388,020
Management Recruiters	85,901	103,167	136,752
Todays Staffing	149,387	193,666	238,908
	$ 1,169,475	1,458,592	1,675,455
Earnings (loss) from continuing operations before income taxes, minority interests and cumulative effect of accounting change			
Operating profit (loss):			
Professional Services	$ 6,880	(3,984)	20,148
Project Management	9,423	(10,957)	12,582
Management Recruiters	6,902	12,746	30,716
Todays Staffing	1,486	2,616	15,153
Corporate	(17,990)	(23,448)	(25,260)
	6,701	(23,027)	53,339
Interest (income) expense, net	(115)	3,065	5,189
	$ 6,816	(26,092)	48,150
Depreciation and amortization:			
Professional Services	$ 13,060	16,214	13,040
Project Management	5,909	2,423	1,949
Management Recruiters	2,705	4,085	3,568
Todays Staffing	1,490	3,401	3,674
Corporate	1,293	1,509	948
	$ 24,457	27,632	23,179
Assets:			
Professional Services	$ 155,650	212,148	272,933
Project Management	89,996	120,032	154,013
Management Recruiters	44,779	47,247	52,029
Todays Staffing	38,934	50,171	62,199
Corporate	103,415	28,134	9,491
Assets of discontinued operations	-	14,840	21,364
	$ 432,774	472,572	572,029
Purchases of fixed assets:			
Professional Services	$ 6,137	9,473	16,809
Project Management	1,698	4,412	7,551
Management Recruiters	1,145	2,200	2,604
Todays Staffing	558	958	1,781
Corporate	606	2,069	1,047
	$ 10,144	19,112	29,792

Inter-segment activity is not significant. Therefore, revenues reported for each operating segment are substantially all from external customers.

The Company is domiciled in the United States and its segments operate primarily in the United States. Revenues and fixed assets by geographic area for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Revenues:			
United States	$ 979,372	1,278,582	1,503,454
United Kingdom, Canada and other	190,103	180,010	172,001
	$ 1,169,475	1,458,592	1,675,455
Fixed assets:			
United States	$ 23,758	43,318	60,059
United Kingdom, Canada and other	5,376	6,671	4,741
	$ 29,134	49,989	64,800

There was no single customer from whom the Company derived 10% or more of its consolidated revenues during 2002, 2001 or 2000.

Independent Auditors' Report

The Board of Directors and Shareholders of CDI Corp.:

We have audited the accompanying consolidated balance sheets of CDI Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the three year period ended December 31, 2002. In connection with our audits of the consolidated financial statements we also have audited the financial statement schedule. These consolidated financial statements and the financial statement schedule are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CDI Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets on January 1, 2002.

Philadelphia, Pennsylvania
February 21, 2003

/s/ KPMG LLP

Quarterly Results (Unaudited)

(In thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
					Years ended December 31,	
2002						
Revenues	$	**313,134**	**298,415**	**287,788**	**270,138**	**1,169,475**
Gross profit		**79,324**	**77,926**	**76,819**	**70,724**	**304,793**
Operating (loss) profit		**(4,368)**	**2,357**	**(1,165)**	**9,877**	**6,701**
Interest (income) expense, net		**85**	**43**	**(111)**	**(132)**	**(115)**
(Loss) earnings from continuing operations		**(2,926)**	**1,443**	**(597)**	**6,162**	**4,082**
Discontinued operations		**468**	**(70)**	**27**	**102**	**527**
Cumulative effect of accounting change		**(13,968)**	**-**	**-**	**-**	**(13,968)**
Net (loss) earnings	$	**(16,426)**	**1,373**	**(570)**	**6,264**	**(9,359)**
Diluted (loss) earnings per share:						
Continuing operations	$	**(0.15)**	**0.07**	**(0.03)**	**0.31**	**0.21**
Discontinued operations	$	**0.02**	**-**	**-**	**0.01**	**0.03**
Cumulative effect of accounting change	$	**(0.73)**	**-**	**-**	**-**	**(0.71)**
Net (loss) earnings	$	**(0.86)**	**0.07**	**(0.03)**	**0.32**	**(0.48)**
2001						
Revenues	$	395,074	382,239	351,756	329,523	1,458,592
Gross profit		105,354	96,875	87,142	77,646	367,017
Operating profit (loss)		6,258	2,248	(2,496)	(29,037)	(23,027)
Interest expense, net		938	924	867	336	3,065
Earnings (loss) from continuing operations		3,177	670	(2,190)	(18,361)	(16,704)
Discontinued operations		568	319	220	(13)	1,094
Net earnings (loss)	$	3,745	989	(1,970)	(18,374)	(15,610)
Diluted earnings (loss) per share:						
Continuing operations	$	0.17	0.03	(0.11)	(0.96)	(0.88)
Discontinued operations	$	0.03	0.02	0.01	-	0.06
Net earnings (loss)	$	0.20	0.05	(0.10)	(0.96)	(0.82)

There were $12.6 million of pre-tax charges ($4.1 million in the first quarter and $8.5 million in the third quarter) in 2002 related to the Company's provision for restructure.

There were $22.0 million of pre-tax charges in the fourth quarter of 2001 related to the Company's provision for restructure.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Part III

Item 10. Directors and Executive Officers of the Registrant

Information related to security ownership of certain beneficial owners and management is omitted herein as the required information will be included in a definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A no later than 120 days after the close of the fiscal year.

Item 11. Executive Compensation

Information related to executive compensation is omitted herein as the required information will be included in a definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A no later than 120 days after the close of the fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information related to security ownership of certain beneficial owners and management is omitted herein as the required information will be included in a definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A no later than 120 days after the close of the fiscal year.

Equity Compensation Plan Information

The following table provides information as of December 31, 2002 for common shares of the Company that may be issued under the CDI Corp. Non-Qualified Stock Option and Stock Appreciation Rights Plan and the CDI Corp. 1998 Non-Qualified Stock Option Plan that were approved by security holders. It also includes information related to the CDI Corp. Stock Purchase Plan for Management Employees and Non-Employee Directors ("SPP"), and the 2000 Stock Unit Plan ("SUP") that were not approved by security holders. See Note 11 in the Notes to Consolidated Financial Statements for further information related to these plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
	A	B	C
Equity compensation plans approved by security holders	1,545,332	$ 20.42	650,831
Equity compensation plans not approved by security holders (a)	158,138	$ 20.53	-
Total	1,703,470	$ 20.43	650,831

(a) The number of securities in column A represent units awarded to participants in the SPP and SUP. Upon vesting, participants in the plans are entitled to receive an equal number of shares of the Company's common stock. Shares authorized for issuance under the SPP are less than the number of units outstanding under the plan as of December 31, 2002. There is no stated number of shares authorized for issuance under the SUP. Units under the SUP have only been granted on one occasion and it is not expected that additional units will be issued in the future. The weighted average share price of $20.53 for the SPP and SUP represents the weighted average market price per share of the Company's common stock on the days when units were awarded to participants under the plans.

Item 13. Certain Relationships and Related Transactions

Information related to certain relationships and related transactions is omitted herein as the required information will be included in a definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A no later than 120 days after the close of the fiscal year.

Item 14. Controls and Procedures

The Company has conducted an evaluation of the effectiveness of its disclosure controls and procedures under the supervision of its Chief Executive Officer and its Chief Financial Officer within 90 days of the filing date of this annual report on Form 10-K. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures provide reasonable assurance that information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported upon in such reports within the time periods specified for their filing. It should be noted that the design of any system of controls is based in part on certain assumptions about the likelihood of future events. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute assurance, that the objectives of the control system will be met.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of this report

Financial statements

The consolidated balance sheets of the Registrant as of December 31, 2002 and 2001, the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years ended December 31, 2002, 2001 and 2000, the footnotes thereto and the report of KPMG LLP, independent auditors, are filed herewith.

Financial statement schedules

Schedule submitted for the years ended December 31, 2002, 2001 and 2000.

II - Valuation and Qualifying Accounts

(b) Registrant did not file a Form 8-K during the quarter ended December 31, 2002.

(c) Exhibits

3.a. Articles of incorporation of the Registrant, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-5519).

b. Bylaws of the Registrant, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-5519).

10.a. CDI Corp. Non-Qualified Stock Option and Stock Appreciation Rights Plan. (Constitutes a management contract or compensatory plan or arrangement.)

b. Amended and Restated CDI Corp. 1998 Non-Qualified Stock Option Plan. (Constitutes a management contract or compensatory plan or arrangement.)

c. Amended and Restated CDI Corp. Stock Purchase Plan for Management Employees and Non-Employee Directors, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2000 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement.)

d. CDI Corp. 2000 Stock Unit Plan. (Constitutes a management contract or compensatory plan or arrangement.)

e. Executive Severance Arrangement Approved by the CDI Corp. Compensation Committee on September 10, 2002, incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement.)

f. Supplemental Pension Agreement dated April 11, 1978 between CDI Corporation and Walter R. Garrison. (Constitutes a management contract or compensatory plan or arrangement.)

g. Consulting Agreement dated as of April 7, 1997 by and between Registrant and Walter R. Garrison, incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement.)

h. Amendment dated as of April 12, 2000 to Consulting Agreement dated as of April 7, 1997 by and between Registrant and Walter R. Garrison, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2000 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement.)

i. Employment Agreement dated October 1, 2001, between Registrant and Roger H. Ballou, incorporated by reference to the Registrant's report on Form 10-K for the year ended December 31, 2001. (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement.)

j. Note dated March 14, 2002 from Roger Ballou and Georgeann Ballou to CDI Corporation, incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-5519). (Constitutes a management contract or compensatory plan or agreement.)

k. Agreement dated March 14, 2002 between Roger Ballou and Georgeann Ballou and CDI Corporation regarding the sale of the Ballous' residence in Washington, D.C., incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-5519). (Constitutes a management contract or compensatory plan or agreement.)

l. Non-Qualified Stock Option Agreement dated October 14, 2002 between Registrant and Jay G. Stuart. (Constitutes a management contract or compensatory plan or agreement.)

m. Restricted Stock Agreement dated October 14, 2002 between Registrant and Jay G. Stuart. (Constitutes a management contract or compensatory plan or agreement.)

n. Employment Agreement effective January 1, 1998 by and between Registrant and Joseph R. Seiders, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement.)

o. Restricted Stock Agreement dated as of October 25, 1999 between Registrant and Gregory L. Cowan, incorporated herein by reference to Registrant's report on Form 10-K for the year ended December 31, 1999 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement.)

p. Agreement between Registrant and Gregory L. Cowan effective November 15, 2002 regarding his severance agreement. (Constitutes a management contract or compensatory plan or arrangement.)

q. Consulting and Non-Competition Agreement and Release and Waiver of Claims dated June 4, 2001 by and between the Registrant and Brian J. Bohling, incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2001 (File No. 1-5519). (Constitutes a management contract or compensatory plan or agreement.)

21. Subsidiaries of the Registrant.

23. Consents of experts and counsel.

99.a. Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

b. Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDI Corp.

By: /s/ Roger H. Ballou
President and Chief Executive Officer
Date: March 26, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Roger H. Ballou
Roger H. Ballou
President, Chief
Executive Officer and Director
(Principal Executive Officer)
Date: March 26, 2003

By: /s/ Jay G. Stuart
Jay G. Stuart
Executive Vice President
and Chief Financial Officer
(Principal Financial and
Accounting Officer)
Date: March 26, 2003

By: /s/ Walter E. Blankley
Walter E. Blankley
Director
Date: March 24, 2003

By: /s/ Michael J. Emmi
Michael J. Emmi
Director
Date: March 24, 2003

By: /s/ Walter R. Garrison
Walter R. Garrison
Director
Date: March 23, 2003

By: /s/ Kay Hahn Harrell
Kay Hahn Harrell
Director
Date: March 25, 2003

By: /s/ Lawrence C. Karlson
Lawrence C. Karlson
Director
Date: March 24, 2003

By: /s/ Alan B. Miller
Alan B. Miller
Director
Date: March 21, 2003

By: /s/ Barton J. Winokur
Barton J. Winokur
Director
Date: March 25, 2003

I, Roger H. Ballou, certify that:

1. I have reviewed this annual report on Form 10-K of CDI Corp.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

By: /s/ Roger H. Ballou
Roger H. Ballou
President and Chief Executive Officer

I, Jay G. Stuart, certify that:

1. I have reviewed this annual report on Form 10-K of CDI Corp.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   - **a)** designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   - **b)** evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   - **c)** presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   - **a)** all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   - **b)** any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

By: /s/ Jay G. Stuart
Jay G. Stuart
Executive Vice President and Chief Financial Officer

Valuation and Qualifying Accounts

(Allowance for Uncollectible Receivables)

	Years ended December 31, 2002, 2001 and 2000			
	Balance at beginning of year	Additions charged to earnings	Uncollectible receivables written off, net of recoveries	Balance at end of year
December 31, 2002	**$ 8,162,000**	**3,246,000**	**3,725,000**	**7,683,000**
December 31, 2001	$ 3,480,000	9,436,000	4,754,000	8,162,000
December 31, 2000	$ 4,203,000	3,863,000	4,586,000	3,480,000

Exhibit 99.a.

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of CDI Corp. (the "Company") on Form 10-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer of the Company hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

Dated: March 26, 2003

By: /s/ Roger H. Ballou
Roger H. Ballou
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to CDI Corp. and will be retained by CDI Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.b.

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of CDI Corp. (the "Company") on Form 10-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer of the Company hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

Dated: March 26, 2003

By: /s/ Jay G. Stuart
Jay G. Stuart
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CDI Corp. and will be retained by CDI Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

Directors

Roger H. Ballou [1,5]
President and Chief Executive Officer of CDI Corp.

Walter E. Blankley [3,4]
Retired Chairman of the Board and Chief Executive Officer of AMETEK, Inc.

Michael J. Emmi [2,5]
Chairman and Chief Executive Officer of IPR International LLC

Walter R. Garrison [1,4]
Chairman of the Board of CDI Corp.

Kay Hahn Harrell [2,3]
Chairman and Chief Executive Officer of Fairmarsh Consulting

Lawrence C. Karlson [4,5]
Private Investor and Consultant; Chairman of Mikron Infrared Company, Inc.

Alan B. Miller [3]
Chairman of the Board, President and Chief Executive Officer of Universal Health Services, Inc.

Barton J. Winokur [1,2,5]
Chairman and Partner of Dechert LLP

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Governance Committee
5 Member of Finance Committee

Corporate Executives

Roger H. Ballou
President and Chief Executive Officer

Jay G. Stuart
Executive Vice President and Chief Financial Officer

Gregory L. Cowan
Senior Vice President and Chief Accounting Officer

Arlington Nagle, Jr.
Senior Vice President and Treasurer

Joseph R. Seiders
Senior Vice President, General Counsel and Secretary

Cecilia J. Venglarik
Senior Vice President, Human Resources

Shareholder Reference

Registrar and Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
http://www.melloninvestor.com
800.851.9677
TDD for Hearing Impaired:
800.231.5469
Foreign Shareholders:
201.329.8660
TDD for Foreign Shareholders:
201.329.8354

Stock Listing
New York Stock Exchange
Ticker symbol: CDI

CDI
LISTED
NYSE

A copy of the Form 10-K for 2002 filed with the Securities and Exchange Commission accompanies this Annual Report. Copies of the announcements and quarterly earnings for 2002 are available without charge to any shareholder or beneficial owner of CDI stock upon request to:

Investor Relations, CDI Corp.
1717 Arch Street, 35th Floor
Philadelphia, PA 19103-2768

CDI Corp. and its affiliated companies are Equal Opportunity Employers.

Internet Address
CDI Corp.'s home page address on the Internet is: http://www.cdicorp.com


CDI
SM
Corp.

www.cdicorp.com

1717 Arch Street, 35th Floor, Philadelphia, PA 19103